AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1998

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             FREDERICK BREWING CO.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           MARYLAND                                                        52-1769647
   (STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION)                     (IRS EMPLOYER IDENTIFICATION NO.)

                            ------------------------

                   4607 WEDGEWOOD BOULEVARD                                             KEVIN E. BRANNON
                   FREDERICK, MARYLAND 21703                                        4607 WEDGEWOOD BOULEVARD
                        (301) 694-7899                                              FREDERICK, MARYLAND 21703
                   FACSIMILE (301) 694-2971                                              (301) 694-7899
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
    AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)                INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                    Copy to:

                               HANK GRACIN, ESQ.
                                 LEHMAN & EILEN
                                   SUITE 505
                         50 CHARLES LINDBERGH BOULEVARD
                           UNIONDALE, NEW YORK 11553
                                 (516) 222-0888
                            FACSIMILE (516) 222-0948
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement.

    If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest
reinvestment plan, please check the following box:   /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering:   / /

    If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                                   PROPOSED
                                                                              PROPOSED              MAXIMUM
                                                                           MAXIMUM OFFERING        AGGREGATE     AMOUNT OF
                   TITLE OF EACH CLASS                      AMOUNT TO BE     PRICE PER             OFFERING    REGISTRATION
             OF SECURITIES TO BE REGISTERED                 REGISTERED        SHARE(1)             PRICE(1)       FEE(2)
Common Stock, par value $.00004 per share(3).............    2,850,000         $.625              $1,781,250      $525.47
Common Stock, par value $.00004 per share(4).............     200,000          $.625               $ 125,000      $ 36.88
Total....................................................    3,050,000         $.625              $1,906,250      $562.35

(1) Estimated solely for purposes of calculating the registration fee. The Proposed Maximum Aggregate Offering Price was calculated pursuant to
    Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the closing price reported in the NASDAQ SmallCap Market system on
    September 30, 1998.
(2) Enclosed herewith.
(3) Based upon 150% of the shares of Common Stock which would have been issued on October 1, 1998 upon the conversion of the $1,000,000 aggregate stated value of the Series F Cumulative Convertible Preferred Stock of the
    Company (the "Series F Preferred Stock") at a conversion price of $.53 per share, which is the lesser of (i) ninety (90%) percent of the closing bid price of the Common Stock on September 2, 1998 reported in the Nasdaq SmallCap Market System (or $.70) (the "Closing Bid Conversion Price"), or
    (ii) eighty (80%) percent of the average of the three lowest closing bid prices of the Common Stock for the seven trading days prior to, but not including October 1, 1998 or $.53 (the "Three Day Average Conversion Price"). The number of shares of Common Stock is subject to adjustment and could be materially more or less than such estimated amount depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Closing Bid Conversion Price or the Three Day Average Conversion Price. This is not intended to constitute a prediction as to the number of shares of Common Stock into which the
    Series F Preferred Stock will be converted.
(4) Issuable upon exercise of warrants evidencing the right to purchase 200,000 shares of Common Stock.
                            ------------------------

    PURSUANT TO RULE 416, THERE ARE ALSO REGISTERED HEREBY SUCH ADDITIONAL INDETERMINATE NUMBER OF SHARES AS MAY BECOME ISSUABLE AS DIVIDENDS OR TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR TRANSACTIONS OR TO PROVIDE FOR CHANGES IN THE NUMBER OF SHARES OF COMMON STOCK AS ARE ISSUABLE UPON CONVERSION OF THE SERIES F PREFERRED STOCK.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUBJECT TO COMPLETION, DATED OCTOBER 2, 1998. Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such State.

PROSPECTUS

                             FREDERICK BREWING CO.

                        3,050,000 SHARES OF COMMON STOCK

                              ($.00004 PAR VALUE)
                            ------------------------

     The 3,050,000 shares (the "Shares") of Common Stock, par value $.00004 per share (the "Common Stock") of Frederick Brewing Co., a Maryland corporation (the "Company"), are being offered by the holders of shares of the Company's Series F Cumulative Convertible Preferred Stock, $0.01 par value per share (the "Series F Preferred Stock") and the holders of warrants to purchase 200,000 shares of the Company's Common Stock (the "Warrants"). The shares so offered are issuable upon the conversion of the Series F Preferred Stock and the exercise of the Warrants. See "Selling Stockholders and Plan of Distribution." The expenses of the offering, estimated at $35,000 will be paid by the Company.

     The Common Stock currently trades on the NASDAQ SmallCap Market under the symbol "BLUE". On September 30, 1998, the last sale price of the Common Stock as reported on NASDAQ was $.625 per share.
                            ------------------------

     THIS PROSPECTUS RELATES TO AN AGGREGATE OF 3,050,000 SHARES OF COMMON STOCK, $.00004 PAR VALUE PER SHARE, WHICH IS BASED ON 150% OF THE SHARES OF COMMON STOCK WHICH WOULD HAVE BEEN ISSUED ON OCTOBER 1, 1998 UPON THE CONVERSION OF THE $1,000,000 AGGREGATE STATED VALUE OF THE SERIES F CUMULATIVE CONVERTIBLE PREFERRED STOCK OF THE COMPANY (THE "SERIES F PREFERRED STOCK") AT A CONVERSION PRICE OF $.53 PER SHARE, WHICH IS THE LESSER OF (I) NINETY (90%) PERCENT OF THE CLOSING BID PRICE OF THE COMMON STOCK ON SEPTEMBER 2, 1998 REPORTED IN THE NASDAQ SMALLCAP MARKET SYSTEM (OR $.70) (THE "CLOSING BID CONVERSION PRICE").
OR (II) EIGHTY (80%) PERCENT OF THE AVERAGE OF THE THREE LOWEST CLOSING BID PRICES OF THE COMMON STOCK FOR THE SEVEN TRADING DAYS PRIOR TO, BUT NOT INCLUDING OCTOBER 1, 1998 OR $.53 (THE "THREE DAY AVERAGE CONVERSION PRICE"). SEE "SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION." THE EXACT NUMBER OF SHARES THAT WILL BE ISSUED ON THE CONVERSION OF THE SERIES F PREFERRED STOCK WILL DEPEND ON FACTORS THAT CANNOT BE PREDICTED BY THE COMPANY AT THIS TIME, INCLUDING, AMONG OTHERS, THE FUTURE MARKET PRICE OF THE COMMON STOCK AND WHETHER THE ACTUAL CONVERSION PRICE IS BASED UPON THE CLOSING BID CONVERSION PRICE OR THE THREE DAY AVERAGE CONVERSION PRICE. SEE "DESCRIPTION OF SECURITIES--SERIES F PREFERRED STOCK." ALL THE COMMON STOCK OFFERED HEREBY IS BEING SOLD BY THE SELLING STOCKHOLDERS. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS RECEIVED BY THE SELLING STOCKHOLDERS FROM THE COMMON STOCK SOLD.

     THE COMPANY WILL PAY ALL REASONABLE EXPENSES OF THIS OFFERING ESTIMATED AT $35,000. THE SELLING STOCKHOLDERS, HOWEVER, WILL BEAR THE COST OF ALL BROKERAGE COMMISSIONS AND DISCOUNTS INCURRED IN CONNECTION WITH THE SALE OF THEIR COMMON STOCK. THE COMMON STOCK MAY BE SOLD BY THE SELLING STOCKHOLDERS DIRECTLY OR THROUGH UNDERWRITERS, DEALERS OR AGENTS IN MARKET TRANSACTIONS OR PRIVATELY NEGOTIATED TRANSACTIONS. SEE "SELLING STOCKHOLDERS AND PLAN DISTRIBUTION."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY
       OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

     PURCHASE OF THESE SECURITIES INVOLVES RISKS, INCLUDING THE RISK THAT THE COMMON STOCK MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET. SEE "RISK FACTORS" ON PAGE 5.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

              THE DATE OF THIS PROSPECTUS IS                , 1998

     No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, as well as proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549, during regular business hours. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission at http://www.sec.gov.

     This Prospectus incorporates by reference the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended by the Company's Annual Report on Form 10-KSB/A ("Annual Report"), its Quarterly Report on
Form 10-QSB for the quarter ended March 31, 1998, its Quarterly Report on
Form 10-QSB for the quarter ended June 30, 1998, its Current Reports on
Form 8-K dated February 12, 1998 and April 10, 1998, the Company's Proxy Statement for its Annual Meeting of Stockholders held May 14, 1998, filed on April 13, 1998, the description of securities included in the Company's Registration Statement on Form 8-A, File No. 0-27800, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(C) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Company will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to the Company at 4607 Wedgewood Boulevard, Frederick, Maryland 21703, telephone (301) 694-7899.

                                INDEMNIFICATION

     Pursuant to the Company's Articles of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss suffered and reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

     In addition, as permitted by the Maryland General Corporation Law, the Company's Articles of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Maryland General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Maryland law. In addition, each director continues to be liable for monetary damages for (I) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional dishonesty, (iii) knowing violations of law, and
(iv) any transaction from which a director derives an improper personal benefit. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. This Prospectus and the documents incorporated herein by reference contain forward-looking statements that are based on current expectations, estimates and projections about the Company's industry, management's beliefs and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks,"
"estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

     Accordingly, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those risk factors and such other uncertainties noted herein and in the documents incorporated herein by reference. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     The Company's principal executive offices are located at 4607 Wedgewood Boulevard, Frederick, Maryland 21703. Its telephone number is (301) 694-7899 and its facsimile number is (301) 694-2971.

                                  THE OFFERING

Common Stock Offered by Selling
  Stockholders............................  3,050,000 shares (based upon 150% of the shares of Common Stock which would have been issued on October 1, 1998 upon the conversion of the
                                            $1,000,000 aggregate stated value of the Series F Preferred Stock at a conversion price of $.53 per share which is the lesser of (i) the
                                            Closing Bid Conversion Price or (ii) the Three Day Average Conversion
                                            Price.
Common Stock to be offered by the
  Company.................................  3,050,000 shares
Common Stock Outstanding Before
  Offering (1)............................  13,905,393 shares
Common Stock Outstanding After Offering...  16,955,393 shares
Use of Proceeds...........................  All of the Shares offered hereby from time to time are being offered by the Selling Stockholders. The Company shall not receive any proceeds therefrom.
Risk Factors..............................  The Securities offered hereby involve a high degree of risk.
                                            Investors should purchase the securities offered hereby only if they can afford the loss of their entire investment.
NASDAQ symbol.............................  BLUE

------------------
(1) Based on shares outstanding as of September 30, 1998

                                  RISK FACTORS

     Investment in the Shares offered hereby involves a high degree of risk, including the limited operating history of the Company and competition. Investors should carefully consider the various risk factors before investing in the Shares. This Prospectus contains forward looking statements which may involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." See "Risk Factors."

                                  RISK FACTORS

     The shares of Common Stock offered hereby are highly speculative and involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

POTENTIAL NASDAQ DELISTING; POTENTIAL ADVERSE EFFECTS OF DELISTING

     The Company has received a letter dated September 15, 1998 (the "Notice Letter") from The Nasdaq Stock Market, Inc. ("Nasdaq") stating that the Common Stock may be delisted from the Nasdaq SmallCap Market for failure to maintain a minimum bid price of $1.00 per share. The Notice Letter further stated that the Common Stock had failed to maintain a closing bid price greater than or equal to $1.00 per share during the thirty consecutive trading days prior to September 15, 1998. The Notice Letter further stated that if the Company failed to demonstrate compliance through achieving a closing bid price of $1.00 per share for ten consecutive trading days during the ninety calendar day period ending December 14, 1998, the Common Stock would be subject to delisting. Delisting of the Common Stock would adversely affect the price of the Common Stock and the ability of holders to sell their shares. In addition, in order to be relisted on Nasdaq, the Company would be required to comply with the initial listing requirements, which are substantially more onerous than the listing maintenance standards.

     If the Common Stock was delisted from the Nasdaq SmallCap Market and the share price for Common Stock were to remain below $5.00 per share, unless the Company satisfies certain asset or revenue tests (at least $5,000,000 in net tangible assets if in business less than three years, at least $2,000,000 in net tangible assets if in business at least three years, or average revenues of at least $6,000,000 for the last three years), the Common Stock would become subject to the so-called "penny stock" rules promulgated by the Securities and Exchange Commission (the "Commission"). Under the penny stock rules, a broker or dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker or dealer or the transaction otherwise is exempt. In addition, the penny stock rules require the broker or dealer to deliver, prior to any transaction, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker or dealer or the transaction otherwise is exempt. A broker or dealer also is required to disclose commissions payable thereto and to the registered representative and current quotations for the securities. In addition, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the limited market in penny stocks. These additional sales practice and disclosure requirements could adversely affect the level of trading activity in the secondary market and could impede the sale of the Company's Common Stock in that market, with a concomitant adverse effect on the price of the Common Stock in the secondary market.

LIMITED OPERATING HISTORY; PAST AND POSSIBLE FUTURE OPERATING LOSSES

     The Company was founded in March 1992 and has operated at a loss for each year since such date. As of June 30, 1998, the accumulated deficit was $13,763,824. The Company's limited operating history makes the prediction of future sales and operating results difficult. Accordingly, although the Company has experienced sales growth, such growth should not be considered indicative of future sales growth, if any, or of future operating results. There can be no assurance that the Company's sales will grow or be sustained in future periods or that the Company will become or remain profitable in any future period. Due to the expenses involved in the expansion of the Company's operations in connection with the completion of the new brewery (including increased overhead, depreciation, marketing and salaries and its plan to increase production to 50,000 barrels per year), the Company does not expect to operate profitably until at least calendar 1999.

LACK OF LIQUIDITY; INADEQUATE WORKING CAPITAL; DEFAULT IN FINANCIAL COVENANTS

     The Company has, in the last twenty-four months spent a significant amount of working capital on machinery and equipment and on salaries and benefits and advertising, all in connection with the completion of the Company's new brewery, the expansion of its brewing capacity and its attempts to increase demand for its products as well as the acquisition of the outstanding securities of Wild Goose Brewery, Inc. and all of the brands, formulas, copyrights, trademarks, and related intangible assets of Brimstone Brewing Company. In addition, growth in sales has not been sufficient to fund such expenditures. As a consequence thereof, the Company has been required to obtain, by the sale of its securities, additional working capital for the hiring and training of administrative and sales personnel and the payment of certain promotional, marketing and advertising expenses in connection with the commencement of full production at the new brewery which occurred in July 1997.

     In connection with the construction of the new brewery and the purchase of brewing and other equipment, the Maryland Economic Development Corporation issued $4.5 million in taxable economic development bonds on July 19, 1996, including $1.5 million borrowed by the Company to purchase brewery equipment for the new brewery (the "FBC Facility") and $3.0 million loaned to a partnership controlled by affiliates of the Company to construct the brewery (the "Blue II Facility"), and the Company borrowed an additional $976,000 from Signet Bank, now First Union National Bank, its recent successor ("Signet," "First Union" or the "Bank") in a Bridge Loan (which it refinanced with an SBA loan in April
1997). The FBC facility contains certain other restrictive covenants, one of which is a cash flow to debt service ratio. A violation of this covenant represents an event of default on the note and also a cross default on the Blue II Facility for the construction of the brewery for which the Company is a guarantor. During the first quarter of 1998, for both the FBC Facility and the Blue II Facility, First Union has waived compliance with the cash flow to debt service covenant for the calendar quarters ending March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998. The Bank has also modified this covenant for the calendar quarter ending March 31, 1999 and for each quarter thereafter whereby the Company must maintain a cash flow to debt service ratio of 1.0 to 1. In addition, the Bank modified the current ratio covenant whereby the Company must maintain a ratio of current assets to current liabilities of
1.0 to 1 as of calendar quarter March 31, 1998 and each calendar quarter thereafter. The Company was in compliance as of March 31, 1998 and anticipates it will be able to comply with these modified covenants. In exchange for these covenant modifications, the maturity date on the loans was revised to April 1, 1999, the interest rate increased to the prime rate plus 1.25% for the FBC Facility and the prime rate plus 1.5% for the Blue II Facility, the Company is required to pay a loan modification fee of $25,000 payable in two installments of $10,000 and $15,000 on June 30, 1998 and September 30, 1998, respectively, and be responsible for all fees and expenses incurred by First Union in connection with preparation of the modification and use it best efforts to obtain replacement financing.

     The Company and Blue II are currently negotiating with a local financial institution and the current bondholder, the bond issuer and the guarantee agency which may agree to purchase both MEDCO bonds, thereby refinancing the Company's long-term debt. If such a refinancing occurs, it is likely that the interest rates will rise, the Company's rent payment to Blue II will rise and the Company's Chief Executive Officer and President will be required to provide personal guarantees of the FBC Facility and the Blue II building lease. There can be no assurance that the Company will not incur additional defaults under the Bridge Loan, the Blue II Facility, or the FBC Facility. If such defaults occur and are not waived by First Union, it would have a material adverse effect upon the Company.

     On April 24, 1997, the Company closed a $1.0 million loan with the United States Small Business Administration ("SBA"). The proceeds of this loan were used to pay the principal balance of the Company's bridge loan with Signet Bank which was incurred for the purchase of brewing and packaging equipment for the Company's new facility. The loan has a twenty year term and a fixed interest rate of 7.368%. See the Company's Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996, incorporated herein by reference.

POSSIBLE NEED FOR ADDITIONAL FINANCING

     The Company intends to continue to expend funds to increase its market share in the states where its products are currently being sold and, possibly, in other states in the future. In this regard, the Company also continues to seek additional brand licenses and acquisitions and is in active discussions with the owners of several suitable brands. Such acquisitions and additional marketing costs may require additional funds not currently available to the Company. Accordingly, the Company may require additional financing for these or other general corporate purposes. There can be no assurance that the Company will be able to obtain additional financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such financing will be sufficient for the financing needs of the Company.

HEAVY DEPENDENCE ON WHOLESALE DISTRIBUTORS

     The Company distributes its products only through independent wholesale distributors for resale to retailers such as liquor and wine and beer stores, restaurants, taverns, pubs, bars and sporting arenas. Accordingly, the Company is dependent upon these wholesale distributors to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of, the Company's products and providing adequate service to its retail customers. There can be no assurance that the Company's wholesale distributors will devote the resources necessary to provide effective sales and promotion support to the Company.

DEPENDENCE ON MAJOR CUSTOMERS

     Sales to The Kronheim Co., Inc., Baltimore, Maryland ("Kronheim"), the Company's largest wholesale distributor, represented 47%, 51% and 36% of the Company's revenues in 1997, 1996 and 1995, respectively, and 29% of the Company's revenues in the six months ended June 30, 1998. Sales to all other wholesale distributors represented 53%, 49%, and 64% of the Company's revenues in 1997, 1996 and 1995, respectively, and 71% of the Company's revenues in the six months ended June 30, 1998. The Company expects sales to its largest wholesale distributor to continue to represent a significant portion of its sales in the near term. The Company believes that its future growth and success will continue to depend in large part upon the significant wholesale distributor, but such dependence should decrease as the Company expands its market area.

NO ASSURANCE OF CONTINUED WHOLESALE DISTRIBUTOR SUPPORT

     If Kronheim or any other significant wholesale distributor were to discontinue selling, or decrease the level of orders for, the Company's products, the Company's business would be adversely affected in the areas serviced by such wholesale distributors until the Company retained replacements. There can be no assurance however that the Company would be able to replace a significant wholesale distributor in a timely manner or at all in the event it were to discontinue selling the Company's products. In addition, there is always a risk that the Company's wholesale distributors will give higher priority to the products of other beverage companies, including products directly competitive to the Company's beers, thus reducing their efforts to sell the Company's products. The risk is exacerbated by the fact that many of the Company's wholesale distributors (not including Kronheim) are reliant on the beers of one of the major domestic beer producers for a large percentage of their revenues and, therefore, may be influenced by such producer. The Company's distributors are not contractually committed to make future purchases and therefore could discontinue carrying the Company's products in favor of a competitor's product or another beverage at any time or for any reason.

     If any of the Company's significant wholesale distributors were to experience financial difficulties, or otherwise become unable or unwilling to promote or sell the Company's products, the Company's results of operations would be adversely affected. Many of the Company's distribution agreements (other than its agreement with Kronheim which does not specify such a date) permit their termination upon 90 days' prior notice. The Company's ability to terminate poorly performing distributors may be hindered by laws that restrict the Company's right to terminate the services of its wholesale distributors. There can be no assurance that the Company will be able to attract reliable, effective new distributors in markets it will enter as a result of its planned geographic expansion or that the Company's business will not be adversely affected by the loss or declining performance of any of its current or future wholesale distributors.

COMPETITION

     The Company competes in the specialty beer segment of the domestic beer market. The principal competitive factors affecting the market for the Company's beers include product quality and taste, distribution capabilities, brand recognition, packaging and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than the Company.

     The domestic specialty category has been created and expanded since the early 1980's by innovative, entrepreneurial companies. The Company is in direct competition in the specialty beer segment not only from the major domestic brewers such as Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Miller Brewing Co. ("Miller") and Adolph Coors Co. ("Coors"), each of whom has introduced and is marketing fuller flavored beers designed to compete directly in the specialty beer segment, but also from other domestic companies, each producing several brands or styles of beer. The large domestic brewers dominate the overall domestic beer market and the Company expects that certain of these companies, with their superior financial resources and established distribution networks, will continue to seek further participation in the specialty beer segment through the acquisition of equity positions in, or the formation of distribution alliances with, smaller craft brewers (such as Anheuser-Busch's equity position in, and distribution agreement with, Redhook Ale Brewery, Incorporated). During the past 15 years, the domestic specialty brewing category has experienced extremely rapid growth; however growth in overall sales by domestic specialty brewers slowed substantially, beginning in late 1996 and continuing through 1997 in part, due to the fact that some large markets, such as the Pacific Northwest, upper New England, Colorado and Northern California have matured and are saturated to the point that further rapid growth appears unlikely. Management also believes that other market forces have affected the growth of the domestic specialty segment. Primary among those forces is the aggressive marketing of import beers over the past two years from companies such as Heineken N.V., Bass PLC and Guinness PLC and existing domestic specialty and contract brewers such as The Boston Beer Company, Inc., Pete's Brewing Co., Redhook Ale Brewery, Incorporated, Sierra Nevada Brewing Co. and Anchor Brewing Co., as well as the regional specialty brewers and local microbreweries in the markets where the Company distributes its beers. Many of these beers which share flavor profiles and competitive price points with domestic specialty beers and appear to have achieved substantial sales increases, perhaps at the expense of domestic specialties. In addition, some wholesale distributors who had aggressively added many new domestic specialty brands to their portfolios and devoted high levels of effort to promoting those brands saw declining returns to their investments in marketing and inventory due to increasing competition and began re-allocating their resources to higher volume products (sometimes under pressure from the suppliers of those products). Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on the Company's financial condition and results of operations.

     The Company's products also compete generally with other alcoholic beverages, including products offered in other segments of the beer industry and low-or-no-alcohol products. The Company competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space in retail establishments and for marketing focus by the Company's wholesale distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Finally, there can be no assurance that the recent growth in consumer demand for craft beers will continue, or even if such growth continues, that consumers will choose the Company's beers.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as fixed and semi-variable operating costs during periods when the Company's brewery is producing below maximum designed production capacity, professional fees and expenses relating to the Company's planned expansion, increased competition, fluctuations in the price of ingredients or packaging materials, seasonality of sales of the Company's beers, general economic factors, trends in consumer preferences, regulatory developments, including changes in excise and other tax rates, changes in the sales mix between kegs and bottles, changes in average selling prices or market acceptance of the Company's beers, increases in packaging and marketing costs associated with initial production of new products and variations in shipping and transportation costs.

     The Company's operating results may be significantly impacted in the future by, among other things, the timing of new product announcements by the Company or its competitors, the impact of increasing average federal and state excise tax as sales volume increases, the timing of new advertising and promotional campaigns by the Company and other expansion activities engaged in by the Company. The Company's expense levels are based, in part, on its expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected, In particular, because the Company operates its own production facility, a significant portion of its overhead is fixed and cannot be reduced for short-term adjustments such as sales below management's expectations, and an excess of production capacity could therefore have a significant negative impact on the Company's operating results. However, the Company has historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting sales and operating results. In addition, the Company's decision to undertake a limited media advertising campaign in late 1997 through 1998 could substantially increase the Company's expenses in a particular quarter, while any increase in sales from such advertising may be realized in subsequent periods.

     Based upon the risks of potential fluctuations in quarterly results discussed above and seasonality and the unpredictability of demand, discussed below, the Company believes that quarterly sales and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is possible that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

SALES FLUCTUATIONS DUE TO SEASONALITY

     The Company's wholesale distributors have historically experienced higher sales in the second and fourth quarters of the calendar year due to increased consumption of the Company's beers during periods of warmer weather and from Halloween through New Year's Day. Although the Company has not yet experienced sales fluctuations due to seasonality because the Company has continued to expand its wholesale distribution network over the past three years, fluctuations in the Company's sales due to seasonality may become evident in the future as the Company's sales increase.

NO ASSURANCE OF GEOGRAPHIC EXPANSION

     While the Company has distribution networks in all or parts of 31 states, sales in Maryland and Washington, D.C. Metropolitan Area accounted for over 64% and 63% of the Company's sales in 1996 and 1997, respectively, and 47.5% in the six months ended June 30, 1998. The Company's continued growth depends upon its ability to expand sales in these and other new regions. During the first two quarters of 1998, the Company added 49 new wholesale distributors, including 21 new wholesalers who distribute the Wild Goose and Brimstone brands, bringing the total number of wholesalers throughout its current network to 111. However, there can be no assurance that the Company's efforts to expand sales in new regions will be successful or that such expansion can be accomplished on a profitable basis. The Company's timely and successful expansion of sales will depend on a number of factors, including competition, the continued promotion and sale of the Company's products by suitable local wholesale distributors, the retention of skilled sales and other personnel, the ability to adapt management and other operational systems to accommodate increased volume, the success of advertising and promotion campaigns, and other factors, some of which are beyond the control of the Company. Furthermore, consumer tastes vary by region and there can be no assurance that consumers located in new geographic regions will be receptive to the Company's beers. The Company believes that consumer demand for its products is greater in certain areas than others due to demographic, economic and other factors. The Company's efforts to increase sales by further penetrating market areas may be limited by such factors. The inability of the Company to expand sales in a timely manner would have a material adverse effect on the Company's operating results and financial condition.

LIMITED PRODUCT LINE

     The sale of a limited number of styles of beers has accounted for substantially all of the Company's revenues since inception. Through June of 1997 the Company offered five styles of beer year-around and usually one seasonal brew during any part of the year. With the successful introduction of Hempen Ale in May 1997 and Hempen Gold in September 1997; and the opening of new markets in the Company's distribution territory, primarily for the Hempen product line, the number increased to seven beer styles. Presently, the Company brews, kegs and bottles at its brewery in Frederick, Maryland, for wholesale to its independent distributors, 26 styles of fresh, full flavored beers under the brand names of "Blue Ridge," "Hempen," and beginning in February of 1998, "Wild Goose" and "Brimstone". The Company's gross sales during the six months ended June 30, 1998 of $2,609,847 included $94,400 of Brimstone products and
$799,000 of Wild Goose products. The Company believes that the sale of these beers will continue to account for a significant portion of the Company's sales for the foreseeable future. Therefore, the Company's future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these products. There can be no assurance that the Company's beers will continue to achieve market acceptance. A decline in the demand for any of the Company's beers as a result of competition, changes in consumer tastes and preferences, government regulation or other factors would have a material adverse effect on the Company's operating results and financial condition. In addition, there can be no assurance that the Company will be successful in developing, introducing and marketing additional new beers that will sustain sales growth in the future.

NO ASSURANCE OF FUTURE ABILITY TO SATISFY CHANGING CONSUMER PREFERENCES

     The craft beer market is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company intends to introduce new products from time to time to maintain wholesale distributor and retailer interest and appeal to varying consumer preferences and to create consumer demand. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences or to create consumer demand and develop and introduce, in a timely manner, new beers that adequately address such changes. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely basis. If the Company is unable to introduce new products or if the Company's new products such as Hempen Ale or its newly acquired Wild Goose and Brimstone brands are not successful, the Company's sales may be adversely affected as customers seek competitive products. In addition, the introduction of new products by the Company could result in reduction of sales of the Company's existing beers, requiring the Company to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offering by the Company will not cause wholesale distributors, retailers and consumers to reduce purchases or consumption of existing Company products. Such reduction of purchases or consumption could have a material adverse effect on the Company's operating results and financial condition.

NO ASSURANCE OF FUTURE CONSUMER DEMAND FOR CRAFT BEER

     The craft beer segment of the domestic beer market has grown dramatically over the past decade. The Company believes that one factor in such growth has been consumer demand for more flavorful beers offered in a wider variety of styles. No assurance can be given, however, that consumer demand for craft beers will continue in the future. The Company's success also depends upon a number of factors related to the level of discretionary consumer spending, including the general state of the economy, federal and state tax laws and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and the price of the Company's products and may therefore affect the Company's operating results. For example, reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase or maintain prices and increases in required levels of selling, advertising and promotional expenses.

NO ASSURANCE OF FUTURE SATISFACTION OF DEMAND

     The production schedule for the Company's beers is based on forecasts of the Company's sales in general and the rate of sales of each of the Company's styles of beer. The Company currently has the flexibility to modify short-term production schedules and is currently able, on a short-term basis, to satisfy fully most changes in demand for its product. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to accurately forecast its sales could lead to inventory shortages or surpluses that could adversely affect results of operations and lead to further fluctuations in quarterly operating results. The Company's production volume for the six months ended June 30, 1998 was 8,861 barrels, an increase of 82.2%, compared to 4,864 barrels in the six months ended June 30, 1997. The increase in volume for the quarter reflects not only the enhanced production capacity of the new brewery, but also the sales of the Company's seasonal and newly added beer brands. Even with this increase in volume of production, there can be no assurance that the Company will be able to meet demand for its products, that sales will not be adversely affected nor that demand will continue to increase. A prolonged inability to meet demand for its products could lead to a loss of customers, impair the Company's expansion plans and invite increased competition.

DEPENDENCE ON CERTAIN SUPPLIERS

     The Company purchases from, and is dependent upon, its suppliers for certain agricultural ingredients and packaging materials used in the Company's products. Although to date the Company has been able to obtain adequate supplies of these ingredients and materials in a timely manner from existing sources and has changed suppliers from time to time with minimal disruption, if the Company were unable to obtain sufficient quantities of ingredients and materials, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's financial condition and results of operations. To date, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternative sources available for its raw materials, there can be no assurance that the Company will be able to acquire these products from other sources on a timely or cost-effective basis if current suppliers are unable to supply them. Due to bulk purchasing, primarily of malted barley, glass bottles and paper packaging materials and improved labor productivity made possible by larger batch sizes and higher degree of automation in the new brewery, the Company experienced a significant decrease in the price of its ingredients and packaging materials. Except for suppliers who provide glass bottles and corrugated cardboard cartons, the Company does not have long-term purchase contracts with its suppliers. The loss of a material supplier could materially adversely affect the Company's results of operations and financial condition if there were a delay in shipments from the alternative suppliers.

     As with most agricultural products, the supply and price of raw materials used to produce the Company's beers can be affected by a number of factors beyond the control of the Company such as frosts, droughts, other weather conditions, economic factors affecting growing decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients used to produce the Company's beers, the Company's results of operations would be materially and adversely affected. The Company keeps approximately a 30-day supply of hops and a 30-day supply of malt on its premises. While certain of its purchases are in bulk with the expanded storage provided by the new brewery, the Company is nonetheless dependent upon the ability of its suppliers to deliver its ingredients in a timely fashion. Such delivery, which is by truck, is dependent upon certain factors beyond the control of the Company, including but not limited to weather and labor relations. The Company's operations are dependent upon its ability to accurately forecast its need for ingredients. Any failure by the Company to accurately forecast its requirements of raw materials could result in the Company either being unable to meet higher than anticipated demand for its products or producing excess inventory, either of which may adversely affect the Company's results of operations.

ABILITY TO MANAGE GROWTH

     The Company has experienced rapid growth that has resulted in new and increased responsibilities for management personnel which has challenged and continues to challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition.

NO ASSURANCE OF ABILITY TO PROTECT INTELLECTUAL PROPERTY RIGHTS

     The Company considers its trademarks and pending trademarks, particularly the "Blue Ridge" and "Hempen Ale" brand names as well as its newly acquired "Wild Goose" and "Brimstone" brand names, proprietary beer recipes and the design of product packaging, advertising and promotional design and art work (the "Intellectual Property") to be of considerable value and critical to its business. The Company relies on a combination of trade secret, copyright and trademark laws, non-disclosure, non-competition and other arrangements to protect its proprietary rights. However, the Company has discovered that the "Blue Ridge" name has been used by other companies, some of whom directly or indirectly compete with the Company. In January 1995, the Company entered into an agreement with a contract brewer to stop that contract brewer from using the Blue Ridge name and to acquire any federal trademark rights that such brewer had to the name "Blue Ridge Lager" at a cost to the Company of approximately $7,900 (excluding legal fees and expenses). The Company applied for trademark protection on its "Blue Ridge" brands in 1994, 1995 and 1996 and has applied for trademark protections on its "Hempen Ale" brand in 1997 and the "Brimstone Brands in 1998. The "Wild Goose "brands have been issued trademarks, which were procured through the acquisition of Wild Goose Brewery by the Company. There can be no assurance that pending applications will be approved and trademarks will be issued by the U.S. Patent and Trademark Office. Failure to obtain trademark protection could have a material adverse effect upon the Company's results of operations and financial condition. In addition, despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to obtain the legal protection sought or will prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products with taste and other qualities similar to the Company's products.

RISK OF THIRD PARTY CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT

     While the Company believes that its Intellectual Property does not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's Intellectual Property infringes, or may infringe, upon the proprietary rights of third parties. The potential for such claims will increase as the Company increases distribution in recently entered and new geographic areas. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management's attention, cause product distribution delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms economical or acceptable to the Company or at all. In the event of a successful claim of infringement against the Company and failure or inability of the Company to license the infringed or similar proprietary information, the Company's operating results and financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, production and marketing personnel, particularly Kevin E. Brannon, Chairman of the Board and Chief Executive Officer, Marjorie A. McGinnis, President, and Steven T. Nordahl, Vice President--Brewing Operations and Leslie Harper, Chief Financial Officer. The Company entered into employment agreements with Ms. McGinnis and Messrs. Brannon and Nordahl in 1996. Prior to their employment by the Company, beginning in 1992, none of these officers had prior experience in the brewing industry or significant business experience. The competition for qualified personnel is intense and the loss of any of such persons as well as the failure to recruit additional key personnel in a timely manner, could adversely affect the Company. There can be no assurance that the Company will be able to continue to attract and retain qualified management and sales personnel for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on the Company's operating results and financial condition.

OPERATING HAZARDS; NO ASSURANCE OF ADEQUATE INSURANCE

     The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as bottle flaws or potential contamination of ingredients or products by bacteria or other external agents that may be accidentally or wrongfully introduced into products or packaging. The Company's products are not pasteurized and require careful product rotation to prevent spoilage. However, neither spoiled beer nor the bacteria introduced in the brewing process is known to be harmful to human health. The Company runs periodic diagnostic tests on all of its products to assure that they meet Company quality control guidelines and comply with federal and state regulatory requirements. While the Company has not experienced a serious contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality. The Company's operations are also subject to certain injury and liability risks normally associated with the operation and possible malfunction of brewing and packaging equipment. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that the Company's insurance will be adequate.

GOVERNMENT REGULATION

     The Company's business is highly regulated by federal, state and local laws and regulations. The Company must comply with extensive laws and regulations regarding such matters as state and regulatory approval and licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. For example, federal and state regulators require warning labels and signage on the Company's products. The Company believes that it has obtained all regulatory permits and licenses necessary to operate its business in the states where the Company's products are currently being distributed. Failure on the part of the Company to comply with federal, state or local regulations could result in the loss or revocation or suspension of the Company's licenses, permits or approvals and accordingly could have a material adverse effect on the Company's business. In addition, changes to federal and state excise taxes on beer production, federal, state and local environmental regulations, including laws relating to packaging and waste discharge, or any other laws or regulations which affect the Company's products could have a material adverse effect on the Company's results of operations. The federal government and each of the states levy excise tax of $18.00 per barrel on every barrel of beer produced for consumption in the United States by each brewing company with annual production of over 2,000,000 barrels. The federal excise tax for brewing companies with annual production under 2,000,000 barrels is $7.00 per barrel on all barrels up to the first 60,000 barrels produced and $18.00 per barrel for each barrel produced in excess of 60,000. Any increase in the excise tax for small brewers could have a material adverse effect on the Company's operating results and financial condition.

PUBLIC ATTITUDES TOWARD ALCOHOL CONSUMPTION

     In recent years, there has been an increase in the level of health-consciousness in the United States and considerable debate has occurred concerning alcohol-related social problems, such as alcoholism and drunk driving. In addition, a number of anti-alcohol groups are advocating increased governmental action on a variety of fronts unfavorable to the beer industry, including the legislation of new labeling or packaging requirements and restrictions on advertising and promotion that could adversely affect the sale of the Company's products. Restrictions on the sale and consumption of beer or increases in the retail cost of beer due to increased governmental regulations, taxes or otherwise, could materially and adversely affect the Company's financial condition and results of operations.

ANTITAKEOVER PROVISIONS IN THE COMPANY'S CORPORATE DOCUMENTS

     The Company's Board of Directors has the authority to issue to up 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of the Company including the 1,848 shares of Series A Preferred Stock, the 3,750 shares of Series B Preferred, the 2,100 shares of Series C Preferred, the 1,045 shares of Series D Preferred, the 3,000 shares of Series E Preferred and the 1,000 shares of Series F Preferred which have been issued to date and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance could occur in the context of another public or private offering of shares of Common stock or Preferred Stock or in a situation where the Common or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any additional shares of Common or Preferred Stock other than as described herein. See "Description of Securities."

     Moreover, the Restated and Amended Articles of Incorporation ("Articles") and Restated and Amended Bylaws ("Bylaws") of the Company contain certain provisions which, among other things, maintain a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, prohibit the ability of stockholders to call special meetings of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company.

POTENTIAL VOLATILITY OF STOCK PRICE

     Stock prices of many growing consumer-product companies fluctuate widely, often for reasons that are unrelated to their actual operating performance. Announcement of new facilities or products by the Company or its competitors, regulatory developments, and economic or other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price and marketability of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's operating results and financial condition.

CERTAIN RELATED-PARTY TRANSACTIONS

     The Company has borrowed money from time to time to provide cash for operations and for other corporate purposes from its directors, stockholders and persons having business relationships with its directors. In addition, the Company leases its brewery from a company which is owned, in part, by one of the Company's directors and by other affiliated persons.

LIMITATIONS ON LIABILITY OF MANAGEMENT

     The Company has adopted provisions in its Articles that eliminate to the fullest extent permissible under Maryland law the liability of its directors for monetary damages except to the extent that it is proved that the director actually received an improper benefit or profit in money, property or services or the director's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. While it may limit stockholder actions against the directors of the Company for various acts of misfeasance, the provision is designed to ensure that the ability of the Company's directors to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties to the Company and its stockholders, is not unreasonably impeded by exposure to potentially high personal costs or other uncertainties of litigation.

FUTURE SALES OF COMMON STOCK

Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Pursuant to its Articles, the Company has the authority to issue additional shares of Common Stock and Preferred Stock. The issuance of such shares could result in the dilution of the voting power of Common Stock purchased in this Offering. See "Description of Securities."

DILUTION TO SHAREHOLDERS BY ISSUANCE OF PREFERRED SHARES

     The Company's Articles and Bylaws provide that the Company may issue shares of preferred stock without approval of the Company's shareholders. The terms and preferences of any class of preferred stock, including conversion of preferred shares into shares of the Company's common stock and preferred rights to the assets of the Company upon liquidation, may be determined by the Company's Board of Directors. Such terms and preferences may result in more shares of the Company's common stock being issued, which would have a dilative effect on any common shares or warrants not protected by anti-dilution provisions. Such terms and preferences may otherwise adversely affect holders of the Company's common stock. See "Description of Securities."

NO DIVIDENDS

     The Company has not paid any dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. See "Dividend Policy."

INDEMNIFICATION OF MANAGEMENT

     The Company's Articles, consistent with Maryland law, provide that the Company will indemnify and advance expenses to any director, officer, employee or agent of the Company who is, or is threatened to be made, a party to any action, suit or proceeding. Such indemnification would cover the cost of attorney's fees as well as any judgment, fine or amounts paid in settlement of such action provided that the indemnified party meets certain standards of conduct necessary for indemnification under applicable law. Such indemnity may or may not be covered by officer and director liability insurance and could result in an expense to the Company even if such person is not successful in the action. This provision is designed to protect such persons against the costs of litigation which may result from his or her actions on behalf of the Company.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial and operating data should be read in conjunction with the Company's financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report and its Quarterly Reports on Form 10-QSB for the Three Months Ended March 31, 1998 and for the Six Months Ended June 30, 1998 incorporated by reference herein. The balance sheet data and statement of operations data as of and for the years ended December 31, 1997 and 1996 are derived from financial statements of the Company, incorporated by reference herein, that have been audited by Coopers & Lybrand L.L.P., independent accountants. The balance sheet data and statement of operations data as of and for the years ended December 31, 1995, 1994 and 1993 are derived from financial statements of the Company that are not included in the Annual Report. The balance sheet data as of June 30, 1998 and the statement of operations data for the six months ended June 30, 1998 and 1997 are derived from unaudited financial statements included in the June 30, 1998 10-QSB.

                                           SIX MONTHS ENDED
                                               JUNE 30,                              YEAR ENDED DECEMBER 31,
                                          ------------------    ---------------------------------------------------------------
                                           1998          1997         1997         1996        1995        1994       1993
                                          -------       -------      -------     -------      -------      -------    -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND BARREL DATA)
STATEMENT OF OPERATIONS DATA:
Sales................................    $  2,610      $  1,141    $ 3,287      $ 1,872      $ 1,832      $ 1,186    $   106
Excise taxes.........................         301           158        209          152           87           59          4
Cost of sales........................       2,309           983      2,838        1,743        1,253          847         89
Gross profit (loss)..................       1,780         1,128        240          (23)         492          280         13
Selling, general and administrative
  expenses...........................         529          (144)     4,622        2,631          831          485        259
Loss from operations.................       1,802         1,436     (4,382)      (2,655)        (339)        (206)      (246)
Interest expense (income), net.......       1,089            --        140          (29)         (79)         (52)       (11)
Other (income) expense...............      (2,362)       (1,580)      (158)          --           42            5         (1)
(Loss) income before income taxes....         100          (136)    (4,363)      (2,625)        (376)        (253)      (258)
Provision for income taxes...........         210           108         --           --          (17)         (17)        --
Net (loss)...........................      (2,672)       (1,553)    (4,363)      (2,625)        (359)        (270)      (258)
Preferred stock dividend
  requirements.......................         (29)       (1,354)    (3,612)          --           --           --         --
Net loss attributable to Common
  Stockholders.......................      (2,701)       (2,907)    (7,975)      (2,625)        (359)        (270)      (258)
BASIC AND DILUTED LOSS PER SHARE:
Net loss before Preferred Stock
  Dividend Requirements..............       (0.34)        (0.78)     (1.59)       (1.45)       (0.30)       (0.24)     (0.29)
Preferred Stock Dividend
  Requirements.......................       (0.00)        (1.68)     (1.32)          --           --           --         --
Net loss per Common Share............       (0.34)        (1.46)     (2.91)       (1.45)       (0.30)       (0.24)     (0.29)
Shares used in per share
  calculation(1).....................       7,849         1,991      2,742        1,805        1,205        1,122        887
OPERATING DATA (IN BARRELS)(2):
Barrels sold.........................      14,367         6,470     17,300       10,910       10,031        6,436        660
Net sales per barrel sold............      158.52        152.00     177.90       162.32       173.96       175.11     154.55
Gross profit per barrel sold.........       36.34        (22.31)     13.90         2.47        49.05        43.51      19.70
BALANCE SHEET DATA:
Working Capital (deficit)............      13,764         4,641      2,373            2         (199)         (53)        (5)
Total assets.........................      13,598        11,005     13,401        4,766        1,659        1,316        723
Long-term debt, net of current
  portion............................       2,068         2,294      4,726        1,683          373          481        315
Stockholders' equity.................       6,866         4,366      7,268        1,823          581          394        323

------------------
(1) See Note 2 of the Notes to the Financial Statements in the Annual Report and
    Note 7 of the Notes to the Financial Statements in the June 30, 1998 10-QSB for an explanation of shares used in computing net loss per share.

(2) A barrel is equivalent to 31 gallons, two domestic kegs or 13.8 cases of twenty-four 12 ounce bottles of beer. All barrels sold data is as of the end of period.

                          MARKET PRICE OF COMMON STOCK

     The Company's Common Stock has been listed on the Automated Quotation System of the NASDAQ Small-Cap Market under the symbol "BLUE" since March 11, 1996. As of September 30, 1998, the last sale price as reported on NASDAQ was $.625.

     The following table sets forth the high and low bid prices for the Common Stock as reported on NASDAQ for each quarter since March 11, 1996, the closing date of the Company's initial public offering, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.

QUARTER ENDED                                                                                 HIGH      LOW
-------------------------------------------------------------------------------------------   ----      ---
March 31, 1996.............................................................................     7 1/4     5 1/4
June 30, 1996..............................................................................     5 3/4     4 7/8
September 30, 1996.........................................................................     5 1/4     4 1/4
December 31, 1996..........................................................................     5 1/8     3 7/8
March 31, 1997.............................................................................     4 5/8     4 1/8
June 30, 1997..............................................................................     4 5/8     2 3/4
September 30, 1997.........................................................................     2 11/16   2
December 31, 1997..........................................................................     2 3/32    1 9/16
March 31, 1998.............................................................................     2 19/32     27/32
June 30, 1998..............................................................................     2 14/30   1
September 30, 1998.........................................................................     1  3/30     21/30

     The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

     As of September 30, 1998, there were approximately 400 record holders of Company Common Stock.

                              REGISTRATION RIGHTS

     In connection with the Company's private placement of $500,000 aggregate stated value of Series F Preferred Stock on September 3, 1998, and the issuance of an additional $500,000 aggregate stated value of Series F Preferred Stock on July 29, 1998 in exchange for 573,476 shares of Common Stock, pursuant to the terms of those two certain subscription agreements dated as of September 3, 1998 by and between the Company and each of Austost Austalt Schaan and Balmore Funds S.A. (the "Subscription Agreements"), the Company is obligated to cause this registration statement to be filed by October 3, 1998 and to become effective by December 2, 1998. The Company is further obligated to register and qualify the registerable shares under such state securities laws as the Selling Stockholders may reasonably request. The Company will bear the reasonable expenses of the registration and qualification of the shares under the Securities Act and state securities laws other than any underwriting discounts and commissions and the expenses of counsel for the Selling Stockholders.

     If the Registration Statement is not filed by October 3, 1998 or is not effective by December 2, 1998, then the Company must make payments to the Selling Stockholders in such amounts and at such times as determined pursuant to
Section 10.2(j) of the Subscription Agreements, which states that the amount to be paid by the Company to the Selling Stockholders shall be equal to three (3%) percent per month of the purchase price paid by the Selling Stockholders for the Series F Preferred Stock. Thus, if the registration statement is not effective by December 2, 1998, then for the period from December 2, 1998 to January 2, 1999, the Company must pay to the Selling Stockholders a penalty of $30,000.
If the registration statement still is not effective on January 2, 1999, then for the period from January 2, 1999 to February 2, 1999, the Company must pay to the Selling Stockholders an additional penalty of $30,000, and so on.

     In connection with the Company's private placement of Series F Preferred Stock, the Company also issued to the placement agents and certain of their affiliates Warrants to purchase 200,000 shares of Common Stock, of which Warrants to purchase 100,000 shares of Common Stock are exercisable at a price of $.98125 per share and Warrants to purchase 100,000 shares of Common Stock are exercisable at a price of $.75 per share. All of such Warrants are exercisable for a period of three (3) years from the date of issuance. The Company is required to prepare and file a registration statement under the Securities Act for the number of shares of Common Stock issuable upon the exercise of the above Warrants. Timely filing of the registration statement has been made.

                  USE OF PROCEEDS FROM SALE OF PREFERRED STOCK

     None of the proceeds from the sale of the Common Stock registered hereunder will accrue to the Company.

     Through private placement, the Company has obtained $500,000 of financing (before the payment of fees and other expenses of such private placement) from the sale of $500,000 in aggregate stated value of the Series F Preferred Stock. An additional $500,000 in aggregate stated value of the Series F Preferred Stock was issued by the Company in exchange for 573,476 shares of its Common Stock.

     The Company intends to apply the net proceeds of the sale of the Series F Preferred Stock for working capital purposes.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The Selling Stockholders whose shares of Common Stock are issuable upon conversion of the Series F Preferred Stock (the "Conversion Shares") are Austost Anstalt Schaan ("Austost") and Balmore Funds S.A. ("Balmore"). Austost is a Lichtenstein corporation with a principal place of business at 7440 Fuerstentum, Lichtenstein, Landstrasse 163. Balmore is a British Virgin Islands corporation with a principal place of business at P.O. Box 4603, Zurich, Switzerland. Neither Austost nor Balmore has a domestic agent for service of process. Neither Austost nor Balmore has any affiliation with the Company or its officers, directors, promoters or principal shareholders.

     It may be difficult for United States investors to effect service within the United States upon Austost and/or Balmore and their respective officers and directors, or to realize in the United States upon judgments rendered against Austost and/or Balmore and their respective officers and directors by courts of the United States predicated upon civil liabilities under the Securities Act of 1933 ("Securities Act") or state securities law.

     As of the date of this Prospectus, Austost owned $500,000 aggregate stated value of the Series F Preferred Stock. Upon conversion of its Series F Preferred Stock, Austost will acquire shares of Common Stock on the basis set forth in the second following paragraph, provided however, that Austost can never own more that 4.99% of the outstanding shares of Common Stock.

     As of the date of this Prospectus, Balmore owned $500,000 aggregate stated value of the Series F Preferred Stock. Upon conversion of its Series F Preferred Stock, Balmore will acquire shares of Common Stock on the basis set forth in the following paragraph, provided however, that Balmore can never own more that 4.99% of the outstanding shares of Common Stock.

     The Company has agreed to register the public offering of the Selling Stockholder's shares of Common Stock under the Securities Act and to pay all expenses in connection therewith other than brokerage commissions and discounts in connection with the sale of the Conversion Shares and the expenses of counsel. The aggregate number of Conversion Shares that may be offered and sold pursuant to this Prospectus by the Selling Stockholders will be determined by how many shares are issued upon conversion of the Series F Preferred Stock, which will be determined by the conversion price applicable to the Conversion Shares. See "Description of Securities". The Conversion Price for a Conversion Share will be the lesser of: (i) 90% of the closing bid price of the Common Stock for September 2, 1998 (the trading day immediately prior to payment by the Selling Stockholders for the Series F Preferred Stock) or $.70, (the "Closing Bid Conversion Price"), or (ii) 80% of the average of the three lowest closing bid prices of the Common Stock for the seven trading days prior to, but not including the first calendar day of the month during which, the date a notice of conversion is given to the Company by the holders of the Series F Preferred Stock (the "Three Day Average Conversion Price"), or $.53 if the Series F Preferred Stock was converted on October 1, 1998. Using a Conversion Price of $.53, the aggregate number of Conversion Shares issued upon conversion of the Series F Preferred Stock would be 1,886,792.

     This Prospectus also relates to the offer and sale of 200,000 shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). The Warrants are held by AIBC Investment Services Corp., Hunter Singer, Joseph Donohue, Mark Angelo, Max Rockwell, May Davis Group and Libra Finance S.A. Such persons hold 12,000 Warrants, 12,000 Warrants, 10,000 Warrants, 10,000 Warrants, 10,000 Warrants, 6,000 Warrants and 140,000 Warrants, respectively. Fifty (50%) percent of each such person's Warrants are exercisable at a price of $.98125 per share until July 29, 2001, and the other fifty (50%) percent of each such person's Warrants are exercisable at a price of $.75 per share until September 3, 2001.

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of September 30, 1998, the number of shares which may be offered for resale pursuant to this Prospectus of Common Stock and the number of shares owned beneficially by each of the Selling Stockholders after the offering. Such shares will be issued and outstanding only following (i) the conversion of the Series F Preferred Stock into shares of Common Stock, and (ii) the exercise of the Warrants to purchase shares of Common Stock, as the case may be. For the purpose of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series F Preferred Stock is based on a conversion price of $.53. The Certificate of Designation for the Series F Preferred Stock provides however that the actual conversion price to be utilized in connection with the conversion of the Series F Preferred Stock shall be equal to the lesser of: (i) the Closing Bid Conversion Price and (ii) the Three Day Average Conversion Price. The calculation of the total number of shares of Common Stock to be offered by the holders of the Series F Preferred Stock however is a hypothetical estimate based upon 150% of the shares of Common Stock issuable upon conversion of the full $1,000,000 aggregate stated value of the Series F Preferred Stock at a conversion price of $.53. The actual number of shares issuable upon conversion of the Series F Preferred Stock cannot be predicted at this time insofar as it shall be based, among other things, on either the Closing Bid Conversion Price or the Three Day Average Conversion Price and on the future market price of the Common Stock. The use of such hypothetical number of shares of Common Stock is not intended to constitute a prediction as to the number of shares of Common Stock into which the Series F Preferred Stock will be converted.

     The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.

                                                    SHARES OF              SHARES OF        SHARES OF
                                                  COMMON STOCK             COMMON STOCK   COMMON STOCK
                                                 BENEFICIALLY OWNED          BEING        BENEFICIALLY OWNED
NAME                                             PRIOR TO OFFERING(1)(2)    OFFERED       AFTER OFFERING(3)    PERCENT(4)
-----------------------------------------------  -----------------------   ------------   ------------------   ----------
Austost Anstalt Schaan(5)......................          0                    943,396             0                   0%
Balmore Funds S.A.(6)..........................          0                    943,396             0                   0
AIBC Investment Services Corp.(7)..............          0                     12,000             0                   0
Hunter Singer(8)...............................          0                     12,000             0                   0
Joseph Donohue(9)..............................          0                     10,000             0                   0
Mark Angelo(10)................................          0                     10,000             0                   0
Max Rockwell(11)...............................          0                     10,000             0                   0
May Davis Group(12)............................          0                      6,000             0                   0
Libra Finance S.A.(13).........................          0                    140,000             0                   0
                                                   --------------          -----------      -------------        ---------
Total..........................................          0                  3,050,000             0                   0%

------------------
* Less than 1%.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
 (1) Each of the parties listed has sole voting and investment power with respect to all shares of Common Stock indicated.

     (2) Beneficial ownership is calculated in accordance with Rule 13-d-3(d) under the Exchange Act. The ownership of the shares deemed to be held by Austost Anstalt Schaan and Balmore Funds S.A., due to their ownership of $1,000,000 aggregate stated value of the Series F Preferred Stock is not reflected due to their contractual obligations to the Company pursuant to which they are not entitled to convert any shares of Series F Preferred Stock to the extent that after such conversion the number of shares of Common Stock beneficially owned by them and their respective affiliates exceeds 4.99% of the outstanding Common Stock. The actual number of shares shown as beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Closing Bid Conversion Price or the Three Day Average Conversion Price. See "Description of Securities".

 (3) Assumes the sale of all shares offered hereby.

 (4) Based upon 16,955,393 shares outstanding.

 (5) The listed Selling Stockholder holds outstanding 500 shares of the Series F Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Closing Bid Conversion Price or the Three Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon 150% of the shares of Common Stock issuable upon conversion of such 500 shares of the Series F Preferred Stock at a conversion price of $.53. Notwithstanding the foregoing, the Selling Stockholder can convert Series F Preferred Stock into Common Stock only to the extent the number of shares issued thereby, combined with the number of shares already held by it and its affiliates, would not exceed 4.99% of the outstanding Common Stock. The listed Selling Stockholder also owns 180 shares of the Series E Preferred Stock of the Company.

 (6) The listed Selling Stockholder holds outstanding 500 shares of the Series F Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Closing Bid Conversion Price or the Three Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon 150% of the shares of Common Stock issuable upon conversion of such 500 shares of the Series F Preferred Stock at a conversion price of $.53. Notwithstanding the foregoing, the Selling Stockholder can convert Series F Preferred Stock into Common Stock only to the extent the number of shares issued thereby, combined with the number of shares already held by it and its affiliates, would not exceed 4.99% of the outstanding Common Stock. The listed Selling Stockholder also owns 180 shares of the Series E Preferred Stock of the Company.

 (7) The listed Selling Stockholder holds Warrants to purchase 12,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

 (8) The listed Selling Stockholder holds Warrants to purchase 12,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

 (9) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(10) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such warrants were issued as of September 3, 1998, and are

                                              (Footnotes continued on next page)

(Footnotes continued from previous page) exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(11) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(12) The listed Selling Stockholder holds Warrants to purchase 6,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(13) The listed Selling Stockholder holds Warrants to purchase 140,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

     The Selling Stockholders' shares of Common Stock may be offered and sold from time to time as market conditions permit, provided that a registration statement covering such shares is effective at the time of such offer and/or sale. Under Section 10(a)(3) of the Securities Act of 1933, as amended, when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein must be as of a date not more than 16 months prior to such use.

     The Selling Stockholders' shares of Common Stock may be offered and sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Stockholders' shares of Common Stock may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its accounts pursuant to this Prospectus;
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (iv) transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Amended and Restated Articles of Incorporation authorize the issuance of 19,000,000 shares of Common Stock, $.00004 par value per share, of which 13,905,393 shares were outstanding as of September 30, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

PREFERRED STOCK

     The Company's Amended and Restated Articles of Incorporation also authorize the issuance of 1,000,000 shares of preferred stock, $.01 par value, of which 1,828 shares of Series A Preferred, 0 shares of Series B Preferred, 829 shares of Series C Preferred, 218 shares of Series D Preferred, 3,000 shares of Series E Preferred and 1,000 shares of Series F Preferred are outstanding. The Preferred Stock is convertible into shares of common stock. The holders of Series A Preferred are senior to the Common Stock with respect to dividend rights and are entitled to a liquidation preference of $500 per share. The annual dividend rate for the Series A and Series E Preferred is $40.00 per share per annum, and the annual dividend rate for the Series C and Series D Preferred is $80.00 per share, when, as and if declared by the Company's Board of Directors. The shares of the Series F Preferred are not entitled to receive dividends unless declared by the Company. If not declared, dividends will accumulate and be payable in the future. Full dividends must be paid or set aside on the Series A, Series C, Series D and Series E Preferred Stock before dividends may be paid or set aside on the Company's Common Stock. All dividend payments will be subordinated to the Company's debt obligations, and will be subject to the prior approval of First Union and the Company's other future lenders. The Company has the option to pay dividends on the Series C, Series D and Series E Preferred by the issuance of Common Stock valued at the then effective conversion rate of the Series C and Series D Preferred Stock. The holders of Series C and Series D Preferred have a liquidation preference of $1,000 per share over the Common stock and Series A Preferred. The holders of Series E Preferred have a liquidation preference of $1,300 per share. The holders of Series F Preferred have a liquidation preference of $1,000 per share. The Company does not expect to declare or pay such dividends in the foreseeable future. The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

     The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Maryland law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                DIVIDEND POLICY

     The Company has not paid any cash or other dividends on its Common Stock since its inception and does not anticipate paying any such dividends in the foreseeable future. The Company intends to retain any earnings for use in the Company's operations and to finance the expansion of its business. See "Risk Factors--No Dividends."

                                 LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the Company by ________________.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus from the Annual Report, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Financial Statements:
     Balance Sheets.........................................  F-3
     Statements of Operations...............................  F-4
     Statements of Changes in Stockholders' Equity..........  F-5
     Statements of Cash Flows...............................  F-6
     Notes to Financial Statements..........................  F-7

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Frederick Brewing Co.
Frederick, Maryland

     We have audited the accompanying balance sheets of Frederick Brewing Co. as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick Brewing Co. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

McLean, Virginia
March 30, 1998

                             FREDERICK BREWING CO.

                                 BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                                                                  1997          1996
                                                              ------------   -----------
                           ASSETS
Current assets:
     Cash and cash equivalents..............................  $  2,612,880   $    48,990
     Cash -- restricted.....................................        12,475       640,000
     Trade receivables, net of allowance for doubtful
      accounts of $35,544 and $25,000, respectively.........       333,437       239,413
     Inventories, net.......................................       354,224       210,563
     Prepaid expenses and other current assets..............       103,476        82,412
                                                              ------------   -----------
        Total current assets................................     3,416,492     1,221,378
Property and equipment, net.................................     8,375,645     3,287,696
Intangibles, net............................................       258,225       186,251
Deferred public relations costs, net........................     1,131,500            --
Other assets................................................       219,557        71,000
                                                              ------------   -----------
        Total assets........................................  $ 13,401,419   $ 4,766,325
                                                              ============   ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt...................  $    273,814   $   437,600
     Capital lease obligations, current portion.............        88,976        27,506
     Accounts payable.......................................       274,966       629,216
     Accrued liabilities....................................       406,943       165,538
                                                              ------------   -----------
        Total current liabilities...........................     1,043,699     1,259,950
Long-term debt..............................................     2,208,736     1,631,411
Capital lease obligations...................................     2,880,536        51,577
                                                              ------------   -----------
        Total liabilities...................................     6,132,971     2,942,938
                                                              ------------   -----------
Stockholders' equity:
     Preferred stock -- $.01 par value, 1,000,000 shares
      authorized:
       Cumulative, convertible Series A, 1,828 shares issued
        and outstanding, liquidation preference of
        $914,000............................................       655,213            --
       Convertible Series B, 0 shares issued and
        outstanding.........................................            --            --
       Convertible Series C, 2,100 shares issued and
        outstanding, liquidation preference of $2,100,000...     1,762,500            --
       Convertible Series D, 1,045 shares issued and
        outstanding, liquidation preference of $1,045,000...       810,000            --
       Convertible Series E, 2,700 shares issued and
        outstanding, liquidation preference of $2,700,000...     2,325,000            --
        Common stock -- $0.00004 par value, 9,000,000
         shares authorized, 4,540,356 and 1,954,876
         shares issued and outstanding......................           167            72
     Additional paid-in capital.............................    12,778,758     4,911,424
     Accumulated deficit....................................   (11,063,190)   (3,088,109)
                                                              ------------   -----------
          Total stockholders' equity........................     7,268,448     1,823,387
                                                              ------------   -----------
          Total liabilities and stockholders' equity........  $ 13,401,419   $ 4,766,325
                                                              ============   ===========

   The accompanying notes are an integral part of these financial statements.

                             FREDERICK BREWING CO.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              -----------   -----------
Gross sales.................................................  $ 3,286,776   $ 1,871,593
Less: Returns and allowances................................       39,859        50,463
Less: Excise taxes..........................................      169,236       100,697
                                                              -----------   -----------
     Net sales..............................................    3,077,681     1,720,433
     Cost of sales..........................................    2,837,229     1,743,896
                                                              -----------   -----------
     Gross profit (loss)....................................      240,452       (23,463)
Selling, general and administrative expenses................    4,622,029     1,990,323
Loss on assets to be disposed...............................           --       640,815
                                                              -----------   -----------
     Operating loss.........................................   (4,381,577)   (2,654,601)
Gain on sale of equipment...................................     (158,167)           --
Interest (income) expense...................................      140,030       (29,427)
                                                              -----------   -----------
     Loss before income taxes...............................   (4,363,440)   (2,625,174)
Provision for income taxes..................................           --            --
                                                              -----------   -----------
     Net loss...............................................   (4,363,440)   (2,625,174)
Preferred stock deemed dividend requirements................   (3,611,641)            0
                                                              -----------   -----------
Net loss attributable to common shareholders................  $(7,975,081)  $(2,625,174)
                                                              ===========   ===========
Basic and diluted earnings per common share:
     Net loss before preferred stock dividend
      requirements..........................................  $     (1.59)  $     (1.45)
     Preferred stock dividend requirements..................        (1.32)           --
                                                              -----------   -----------
     Net loss per common share..............................  $     (2.91)  $     (1.45)
                                                              ===========   ===========
Weighted average common shares (basic and diluted)..........    2,741,583     1,804,503
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             FREDERICK BREWING CO.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                      CUMULATIVE,
                                      CONVERTIBLE           CONVERTIBLE            CONVERTIBLE           CONVERTIBLE
                                   SERIES A PREFERRED    SERIES B PREFERRED    SERIES C PREFERRED    SERIES D PREFERRED
                                         STOCK                 STOCK                  STOCK                 STOCK
                                   ------------------   --------------------   -------------------   -------------------
                                   SHARES    AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT     SHARES     AMOUNT
                                   ------   ---------   ------   -----------   ------   ----------   -------   ---------
 Balance, December 31, 1995......     --    $      --       --   $        --      --    $       --       --    $     --
 Issuance of common stock for
  cash, net of issuance costs....     --           --       --            --      --            --       --          --
 Exercise of options.............  .....           --       --            --      --            --       --          --
 Fair value of warrants issued to
  non-employees for services.....     --           --       --            --      --            --       --          --
 Net loss........................     --           --       --            --      --            --       --          --
                                   -----    ---------   ------   -----------   -----    ----------    -----    --------
 Balance, December 31, 1996......     --           --       --            --      --            --       --          --
 Issuance of preferred stock for
  cash, net of issuance costs....  1,828      833,840    3,750     3,181,161   2,100     1,057,500    1,045     835,500
 Fair value of warrants issued in
  connection with issuance of
  preferred stock................     --     (150,000)      --      (460,000)     --            --       --          --
 Fair value of common stock in
  connection with issuance of
  preferred stock................     --           --       --      (232,031)     --       (75,000)      --     (25,500)
 Beneficial conversion feature in
  connection with Series A
  preferred stock................     --     (114,505)      --            --      --            --       --          --
 Deemed dividend in connection
  with beneficial conversion
  feature on preferred stock.....     --       85,878       --            --      --            --       --          --
 Pledge of common stock to
  management in lieu of salary...     --           --       --            --      --            --       --          --
 Conversion of Series B preferred
  stock to common stock..........     --           --   (3,750)   (2,459,130)     --            --       --          --
 Fair value of warrants issued
  for deferred public relations
  costs..........................     --           --       --            --      --            --       --          --
 Fair value of warrants issued to
  bank for services..............     --           --       --            --      --            --       --          --
 Net loss........................     --           --       --            --      --            --       --          --
                                   -----    ---------   ------   -----------   -----    ----------    -----    --------
 Balance, December 31, 1997......  1,828    $ 655,213       --   $        --   2,100    $1,762,500    1,045    $810,000
                                   =====    =========   ======   ===========   =====    ==========    =====    ========


                                       CONVERTIBLE
                                   SERIES E PREFERRED
                                          STOCK             COMMON STOCK                                           TOTAL
                                   -------------------   ------------------     ADDITIONAL      ACCUMULATED    STOCKHOLDERS'
                                   SHARES     AMOUNT      SHARES     AMOUNT   PAID-IN CAPITAL     DEFICIT         EQUITY
                                   ------   ----------   ---------   ------   ---------------   ------------   -------------
 Balance, December 31, 1995......     --    $       --   1,128,444    $ 42      $ 1,043,775     $   (462,935)   $   580,892
 Issuance of common stock for
  cash, net of issuance costs....     --            --     771,154      28        3,847,701               --      3,847,729
 Exercise of options.............     --            --      55,278       2            9,948               --          9,950
 Fair value of warrants issued to
  non-employees for services.....     --            --          --      --           10,000               --         10,000
 Net loss........................     --            --          --      --               --       (2,625,174)    (2,625,174)
                                   -----    ----------   ---------    ----      -----------     ------------    -----------
 Balance, December 31, 1996......     --            --   1,954,876      72        4,911,424       (3,088,109)     1,823,387
 Issuance of preferred stock for
  cash, net of issuance costs....  2,700     2,415,000          --      --               --               --      9,103,001
 Fair value of warrants issued in
  connection with issuance of
  preferred stock................     --            --          --      --          610,000               --             --
 Fair value of common stock in
  connection with issuance of
  preferred stock................     --       (90,000)    106,500       4          422,527               --             --
 Beneficial conversion feature in
  connection with Series A
  preferred stock................     --            --          --      --          114,505               --             --
 Deemed dividend in connection
  with beneficial conversion
  feature on preferred stock.....     --            --          --      --        3,525,763       (3,611,641)            --
 Pledge of common stock to
  management in lieu of salary...     --            --          --      --           17,500               --         17,500
 Conversion of Series B preferred
  stock to common stock..........     --            --   2,473,980      91        2,489,039               --             --
 Fair value of warrants issued
  for deferred public relations
  costs..........................     --            --          --      --          670,000               --        670,000
 Fair value of warrants issued to
  bank for services..............     --            --          --      --           18,000               --         18,000
 Net loss........................     --            --          --      --               --       (4,363,440)    (4,363,440)
                                   -----    ----------   ---------    ----      -----------     ------------    -----------
 Balance, December 31, 1997......  2,700    $2,325,000   4,540,356    $167      $12,778,258     $(11,063,190)   $ 7,268,448
                                   =====    ==========   =========    ====      ===========     ============    ===========

   The accompanying notes are an integral part of these financial statements.

                             FREDERICK BREWING CO.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              -----------   -----------
Cash flows from operating activities:
     Net loss...............................................  $(4,363,440)  $(2,625,174)
     Adjustments to reconcile net loss to net cash used for
      operating activities:
          Depreciation and amortization.....................      560,671       151,772
          Amortization of deferred public relations costs...      188,500            --
          (Gain) loss on sale or disposal of equipment......     (158,167)      640,815
          Bad debt expense..................................       37,090       109,484
          Provision for inventory write-down................           --        48,060
          Fair value of stock pledged to management in lieu
            of salary.......................................       17,500            --
          Fair value of warrants issued to bank for
            services........................................       18,000            --
          Changes in operating assets and liabilities:
               Trade receivables............................     (131,114)     (123,430)
               Inventories..................................     (143,661)      (48,108)
               Prepaid expenses and other current assets....      (21,064)      (39,779)
               Other assets.................................     (148,557)      (71,000)
               Deferred public relations costs..............     (650,000)           --
               Accounts payable.............................     (354,250)      254,642
               Accrued liabilities..........................      241,405        71,463
                                                              -----------   -----------
          Net cash used for operating activities............   (4,907,087)   (1,621,255)
                                                              -----------   -----------
Cash flows from investing activities
     Purchase of property and equipment.....................   (2,748,745)   (2,833,176)
     Purchase of intangibles................................      (52,900)     (107,093)
     Proceeds from sale of equipment........................      303,239            --
                                                              -----------   -----------
          Net cash used for investing activities............   (2,498,406)   (2,940,269)
                                                              -----------   -----------
Cash flows from financing activities
     Proceeds from issuance of Series A preferred stock.....      914,000            --
     Proceeds from issuance of Series B preferred stock.....    3,750,000            --
     Proceeds from issuance of Series C preferred stock.....    2,100,000            --
     Proceeds from issuance of Series D preferred stock.....    1,045,000            --
     Proceeds from issuance of Series E preferred stock.....    2,700,000            --
     Offering costs associated with issuance of preferred
      stock.................................................   (1,405,999)           --
     Proceeds from debt borrowings..........................    1,605,485     1,965,114
     Payments on debt obligations...........................   (1,193,036)     (498,895)
     Payments on capital leases.............................     (109,571)      (12,874)
     Proceeds from common stock issuance....................           --     4,636,924
     Costs of common stock issuance.........................           --      (769,245)
     Decrease in restricted cash............................      627,525      (640,000)
     Payment of loan origination fees.......................      (64,021)      (70,510)
                                                              -----------   -----------
          Net cash provided by financing activities.........    9,969,383     4,610,514
                                                              -----------   -----------
Net increase in cash and cash equivalents...................    2,563,890        48,990
Cash and cash equivalents, beginning of period..............       48,990            --
                                                              -----------   -----------
Cash and cash equivalents, ending of period.................  $ 2,612,880   $    48,990
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND FINANCING

BUSINESS

     Frederick Brewing Co. ("the Company") engages in the manufacture, bottling, distribution and sale of beer primarily in the Mid-Atlantic region.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents, stated at cost which approximates fair value, consist of amounts on hand in operating bank account and a highly liquid short-term investment account with a major bank. All cash equivalents have original maturities of three months or less. The short-term investment, of $12,475 which is presented as restricted cash, was pledged as collateral to guarantee the Company's letter of credit to ensure the Company's performance of site improvement work required by the Frederick County government.

CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents in separate accounts at a major bank. The Company has not experienced any losses on these investments.

     The Company's accounts receivable result primarily from beer sales to wholesale distributors (see Note 10). The Company periodically assesses the financial strength of its customers and provides allowances for anticipated losses when necessary.

INVENTORIES

     Inventories, consisting of raw materials, work in process, finished goods, and packaging and marketing supplies, are valued at lower of cost or market, with cost based on a moving average method.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Brewing equipment...........................................    7-20 years
Automobiles and trucks......................................       5 years
Furniture and fixtures......................................     3-7 years

     Leasehold improvements are recorded at cost and are depreciated over the terms of the related lease or the estimated useful life of the related improvement, whichever is shorter. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred.

     The Company leases its production facility under a long-term capital lease. The lease is included in property and equipment at its estimated fair value. The production facility is being amortized over the twenty-year lease term. Depreciation expense includes the amortization of the production facility under the capital lease.

     The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and intangible assets, in accordance with the provisions of Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly,

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and future and undiscounted cash flows without interest expected to result from the use of these assets. Impairment losses are recognized when the fair value of the asset or the present value of expected future cash flows are less than the assets' carrying value. There were no impairment losses in 1997. The Company recorded a $640,815 impairment loss in 1996 (see note 5).

INTANGIBLE ASSETS

     Intangible assets consist primarily of trademarks, copyrights and loan origination costs related to existing debt obligations. Trademarks and copyrights are being amortized over a five-year period on a straight-line basis. Loan origination costs are amortized over the term of the related loan. Amortization expense was $44,947 and $17,453 for the years ended December 1997 and 1996, respectively.

DEFERRED PUBLIC RELATIONS COSTS

     Deferred public relations costs consist of $650,000 cash paid in advance and $670,000, representing the estimated fair value of 500,000 warrants issued to a third party for public and investor relations services to be rendered over a five-year service period (see Note 8). These amounts are being amortized on a straight-line basis over the five-year term of the service contract. Amortization expense was $188,500 for the year ended December 31, 1997. In addition, the Company paid $1,300,000 to this entity for public and investor relations services rendered during 1997. The related cash payments were expensed as incurred.

REVENUE RECOGNITION

     Revenue is recognized upon shipment of product to distributors. The Company has established 180 days as the acceptable inventory shelf life for its products. The Company will reimburse distributors for 50% of all out-of-date product destroyed in the first year of each new distribution agreement. Amounts reimbursed for out-of-date products have historically been minimal.

INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the current tax provision for the period plus the change during the period in deferred tax assets and liabilities.

NET LOSS PER COMMON SHARE

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the presentation of basic earnings per share and diluted earnings per share for all years presented. Basic earnings per share is based on the weighted average number of outstanding common shares for the period. Diluted earnings per share adjusts the weighted average for the potential dilution that could occur if stock options, warrants or other convertible securities were exercised or converted into common stock. Diluted earnings per share equals basic earnings per share for 1997 and 1996 because the effects of such items were anti-dilutive. Differences between historical quarterly earnings per share amounts, reported on a primary earnings per share basis and amounts now reported as basic earnings per share are not material.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," in June 1997, which are both effective for the year ending December 31, 1998. SFAS No. 130 establishes standards for reporting comprehensive income in a full set of general purpose financial statements either in the income statement or in a separate statement. SFAS No. 131 establishes standards for reporting information about operating segments, including related disclosures about products and services, geographic areas and major customers. These standards are not expected to have a material impact on the Company's disclosures.

USE OF ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from these estimates.

FAIR VALUE INFORMATION

     The carrying amounts of current assets and current liabilities approximate fair value because of their short term maturity. The carrying amount of the Company's debt approximates its fair value as the debt bears interest at rates approximating current market rates.

3.  ACQUISITIONS

     Subsequent to year-end, the Company acquired 100% of the outstanding common stock of Wild Goose Brewery, Inc. (Wild Goose) and the brands, formulas, copyrights, trademarks and related intangible assets of Brimstone Brewing Company, Inc. (Brimstone). The consideration for Wild Goose consisted of the issuance of approximately 1,100,000 shares of the Company's common stock with an aggregate value of $2,206,000 and the assumption of approximately $580,000 in outstanding Wild Goose notes payable. The actual number of shares to be issued in connection with the Wild Goose acquisition is subject to adjustment based on a final accounting of its 1997 operating results. The consideration for Brimstone was 80,000 shares of the Company's common stock with an aggregate value of approximately $162,000. These acquisitions will be accounted for under the purchase method of accounting.

     The purchase price for each acquisition will be allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for Wild Goose and Brimstone will be included with those of the Company for periods subsequent to the date of acquisition. The excess of the purchase price over the net assets acquired will be recorded as goodwill and amortized over 10 years. The purchase price allocation will be determined during 1998. The final allocation may have a material effect on the unaudited pro forma information presented below.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had been completed at the beginning of the periods presented and does not purport to be

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

indicative of what would have occurred had the acquisitions actually been made as of such date or of results which may occur in the future.

                                                        1997          1996
                                                     -----------   -----------
                                                            (UNAUDITED)
Net sales..........................................  $ 5,769,000   $ 4,347,000
Net loss...........................................  $(4,564,000)  $(2,869,000)
Net loss per common share..........................  $     (1.16)  $     (0.96)

4.  INVENTORIES

     Inventories at December 31, consist of the following:

                                                                1997       1996
                                                              --------   --------
Raw materials...............................................  $ 64,194   $ 35,957
Work in process.............................................    51,677     17,153
Finished goods..............................................   100,469     15,749
Packaging and marketing supplies............................   137,884    189,764
Inventory allowances........................................        --    (48,060)
                                                              --------   --------
     Total..................................................  $354,224   $210,563
                                                              ========   ========

5.  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, consists of the following:

                                                                 1997         1996
                                                              ----------   ----------
Brewing equipment...........................................  $4,117,219   $  491,660
Building....................................................   3,000,000           --
Leasehold improvements......................................   1,348,254           --
Automobiles and trucks......................................     201,499      201,499
Furniture and fixtures......................................     110,806       68,821
Construction in progress....................................          --    2,830,834
                                                              ----------   ----------
     Total..................................................   8,777,778    3,592,814
Less accumulated depreciation...............................    (402,133)    (305,118)
                                                              ----------   ----------
Property and equipment, net.................................  $8,375,645   $3,287,696
                                                              ==========   ==========

     Construction in progress represented costs incurred in connection with the preparation of purchased brewing equipment for their intended use. As a result of the Company's move into its new brewery in early 1997, there was a significant amount of brewing equipment housed in the old facility which was sold in 1997. A loss of $640,815 was included in the statement of operations for the year ended December 31, 1996 associated with the write-down of the brewing equipment to its estimated fair value and the write-off of leasehold improvements in the old facility. The company sold the related brewing equipment in 1997 for cash proceeds of $303,329 resulting in a gain of $158,167.

     Included in property and equipment as of December 31, 1997 and 1996 was $3,022,497 and $101,869, respectively in assets held under capital lease. Accumulated amortization as of December 31, 1997 and 1996 related to these assets was $118,672 and $29,275, respectively.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

6.  DEBT OBLIGATIONS

  Long-term debt

     The long-term debt at December 31 consists of the following:

                                                                      DECEMBER 31,   DECEMBER 31,
                     DESCRIPTION                          MATURITY        1997           1996
                     -----------                        ------------  ------------   ------------
Note payable to bank, interest at LIBOR + 150 basis
  points, 108 monthly payments at $13,889, commencing
  Aug. 1997, collateralized by brewing equipment (see
  below). ............................................  July 2006      $1,366,756     $1,500,000
Note payable to bank, interest at LIBOR + 150 basis
  points, interest only payments, collateralized by
  brewing equipment (see below). .....................  July 1997              --        363,515
Note payable to United States Small Business
  Administration, interest at 7.68%, monthly principal
  and interest payments of $7,967, collateralized by
  secondary lien on all equipment. ...................  May 2017          984,002             --
Notes payable to bank, monthly payments ranging from
  $268 to $808, including interest ranging from 7.9%    May 1999 to
  to 9.1%, collateralized by vehicles. ...............  October 2000       93,676        143,920
Stockholder loans payable, monthly payments ranging
  from $425 to $655 including interest ranging from
  10% to 11%..........................................  To July 1999       37,116         61,666
                                                                       ----------     ----------
     Total..........................................................    2,481,550      2,069,101
     Less current maturities........................................     (272,814)      (437,690)
                                                                       ----------     ----------
     Total long-term debt...........................................   $2,208,736     $1,631,411
                                                                       ==========     ==========

     During 1996, the Company entered into agreements to have a new brewery built by Blue II, LLC, a limited liability company affiliated with certain directors of the Company ("Blue II"). Blue II constructed the new brewery building to the Company's specifications and is leasing the building to the Company. On July 19, 1996, in connection with the purchase of the equipment to be housed in the new brewery, the Company obtained a $1,500,000 revenue bond from the Maryland Economic Development Corporation ("MEDCO") and a $969,000 bridge loan from a bank which has been repaid. The $1,500,000 revenue bond was immediately assigned by MEDCO to a bank. In connection with the $1,500,000 revenue bond, the bank issued a note to the Company from the proceeds of the revenue bond. There are certain restrictive covenants existing on the $1,500,000 note payable to the bank. Among those covenants is a cash flow to debt service ratio for which the Company was not in compliance as of December 31, 1997. This covenant violation represents an event of default on the note and also a cross default on a $3,000,000 loan obtained by Blue II for the construction of the brewery for which the Company is a guarantor of the Blue II loan. The Company and Blue II has obtained a waiver of this covenant violation as of December 31, 1997. Subsequent to year end, for both the $1,500,000 loan and $3,000,000 Blue II loan the bank has waived compliance with the cash flow to debt service covenant for the calendar quarters ending March 31, 1998, June 30, 1998 and September 30, 1998. The bank has also modified this covenant for the calendar quarter ending December 31, 1998 and for each quarter thereafter whereby the Company must maintain a cash flow to debt service ratio of 1.0 to 1. In addition, the bank modified the current ratio covenant whereby the Company must maintain a ratio of current assets to current liabilities of 1.0 to 1 as of calendar quarter March 31, 1998 and each calendar quarter thereafter. The Company anticipates it will be able to comply with these modified covenants. In exchange for these covenant modifications, the maturity date on the loans was revised to April 1, 1999, the interest rate increased to the prime rate plus 1.25% for the Company's loan and the prime rate plus 1.5% for the Blue II loan, was required to pay a loan modification fee of $25,000 payable in two installments of $10,000 and $15,000 on June 30, 1998 and September 30, 1998, respectively, be responsible for all fees and

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

expenses incurred by the bank in connection with preparation of the modification and use its best efforts to obtain replacement financing.

     In February 1997, the bank declared that a material adverse change, primarily caused by a $340,000 overrun in equipment purchases as compared to the original budget, had occurred in the Company's business and declared the Company's notes payable in default. The bank agreed, under a forbearance agreement, dated February 27, 1997, to waive its rights under the events of default and to fund the Company with additional advances of $250,000 under the bridge loan. In connection with this forbearance agreement, the Company committed to the issuance of certain shares of Series A Preferred Stock (See
Note 7), to maintain specified levels of accounts receivable at specified measurement dates, and to pay to the bank the proceeds obtained from the sale of the equipment at the old brewery. Further, in connection with the forbearance agreement, the bridge loan was personally guaranteed by both the Chief Executive Officer and the President of the Company. Additionally, the Company issued warrants to the bank to purchase 5,750 shares of the Company's common stock for no consideration as a fee for the forbearance agreement. The fair value of these warrants on the date of grant was estimated to be $18,000 based on the Black-Scholes valuation model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 58%, risk free interest rate of 6.93% and expected term of 10 years. This amount has been reflected in the Statement of Operations and has been recorded as an increase to additional paid in capital.

     On April 24, 1997, the Company obtained a $1,000,000 term loan with the United States Small Business Administration (SBA). The proceeds from this loan were used to repay the outstanding principal balance of the bridge loan. Each of the existing loans contain restrictive covenants, including certain financial ratios relating to the Company's liquidity and financial position at certain dates set forth in the agreements and restrictions on the occurrence of adverse changes deemed material by the bank with respect to the business, assets, operations or financial condition of the Company. The note payable to the SBA has been personally guaranteed by both the Chief Executive Officer and the President of the Company.

     Principal repayments required on all notes payable are due as follows:

1998........................................................  $  272,814
1999........................................................     239,940
2000........................................................     197,250
2001........................................................     196,456
2002........................................................     198,140
Thereafter..................................................   1,376,950
                                                              ----------
     Total..................................................  $2,481,550
                                                              ==========

     During 1996 and in connection with the $3 million revenue bond obtained by Blue II, the bank claimed that this loan was in default. Blue II obtained a similar forbearance agreement which ensured the continued funding for the construction. In connection with the Blue II forbearance agreement, the Company sold certain shares of its Series A Preferred Stock (See Note 7) to the general contractor of the brewery in an amount equal to the final net funding deficiency. The proceeds from such sale were used to satisfy the funding deficiency.

  Capital leases

     The Company has entered into leases for the land and building housing the brewery as well as certain computer equipment which qualify as capital leases. The Company has the option to purchase the building housing the brewery at any time after March 1, 2023 at a price of $3,000,000.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

     Future minimum payments under all capital leases are as follows as of December 31, 1997:

1998........................................................  $   464,234
1999........................................................      444,702
2000........................................................      428,803
2001........................................................      412,174
2002........................................................      369,049
Thereafter..................................................    4,033,177
                                                              -----------
Total minimum lease payments................................    6,152,139
Less amount representing interest...........................   (3,182,627)
                                                              -----------
Present value of future minimum lease payments..............    2,969,512
Less current maturities.....................................      (88,976)
                                                              -----------
Long-term capital lease obligations.........................  $ 2,880,536
                                                              ===========

7.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $.01 par value, of which 1,828 shares of non-voting Cumulative, Convertible Series A Preferred Stock (Series A), 2,100 shares of Convertible Series C Preferred Stock (Series C), 1,045 shares of Convertible Series D Preferred Stock (Series D) and 2,700 shares of Convertible Series E Preferred Stock (Series E) were issued during 1997 and are outstanding as of December 31, 1997. The Company also issued 3,750 shares of Convertible Series B Preferred Stock (Series B), which were all converted to Common Stock during 1997.

     The Series A shares are convertible at any time after one year from the date of issuance, based on a conversion price of $3.67 per share, which was a discount at the date of issuance. The Series B, Series C and Series D shares are convertible immediately upon issuance at 70% of the average market price of the common stock for the five trading days immediately prior to the conversion date. The Series E shares are convertible immediately upon issuance at 75% of the average market price of the common stock for the five trading days immediately prior to the conversion date. The Company has recorded a deemed dividend of $3,611,641 to reflect the beneficial conversion feature related to each of the preferred stock issuance. The discount amount is recognized over the period from the date of issuance to the earliest point the shares are convertible. The beneficial conversion feature of $114,505 related to the Series A shares is being recognized as a deemed dividend over the one year period from the date of issuance of March 31, 1997, and the deemed dividends related to the Series B, Series C, Series D and Series E shares was recognized immediately upon issuance.

     The holders of Series A shares are senior to the Common Stock with respect to dividend rights and are entitled to a liquidation preference of $500 per share. The annual dividend rate for the Series A Shares is $40 per share per annum, with cumulative dividends in arrears of $73,120, and the annual dividend rate for the Series C, Series D and Series E shares is $80 per share, when and if declared by the Company's Board of Directors. Full dividends must be paid or set aside on the Series A, Series C, Series D and Series E shares before dividends may be paid or set aside on the common stock. All dividend payments will be subordinated to the Company's debt obligations, and will be subject to the prior approval of the Company's bank. No dividends were declared during 1997. The holders of Series B, Series C, Series D and Series E shares have a liquidation preference of $1,000 per share over the Common Stock and the Series A shares. The Company does not expect to declare or pay such dividends in the foreseeable future.

     In connection with the issuance of the Series A shares, the Company issued 69,306 warrants with exercise prices ranging from $3.66 per share to $5 per share as consideration to the entities responsible for attracting

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

the investors in the Series A shares. The Company determined the aggregate value of these warrants on the date of grant to approximate $150,000, based on the Black-Scholes valuation model, with the following weighted average assumptions: dividend yield of 0%, expected volatility of 58%, risk free interest rate of 6.38% and expected term of 3 years. This value was recorded as a direct issuance cost of the Series A offering and deducted from the proceeds. In connection with the issuance of the Series B shares, the Company issued 200,000 warrants with exercise prices ranging from $4.38 per share to $4.88 per share to the entity responsible for attracting the investors. The Company determined the aggregate value of these warrants on the date of grant to be approximately $460,000, based on the Black-Scholes valuation model, with the following weighted average assumptions: dividend yield of 0%, expected volatility of 58%, risk free interest rate of 6.36% and expected term of 5 years. This value was recorded as a cost of the Series B offering and deducted from the proceeds.

     In connection with the issuance of Series B, Series C and Series D shares, the Company also issued 56,250, 37,500 and 12,750 shares of common stock, respectively, to the entity responsible for attracting the investors. In connection with the issuance of Series E shares, the Company pledged 45,000 shares of common stock to the entity responsible for attracting the investors. The shares were issued subsequent to December 31, 1997. Based on the market value of the common stock on the date of issuance, the Company has reflected an aggregate of $422,531 as a cost of the related preferred stock issuance.

     During 1997, the Company pledged an aggregate of 10,000 shares of common stock to certain members of management in lieu of their salary for past services. The value of the common stock on the date pledged of $17,500 was recorded as compensation expense and additional paid in capital.

     Subsequent to December 31, 1997, certain holders of Series C preferred shares converted their shares into 402,663 shares of common stock.

8.  STOCK-BASED COMPENSATION

STOCK OPTIONS

     The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations for issuance of stock options to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock.

     Effective November 20, 1995, the Company adopted the 1995 Stock Option Plan ("the Plan") in order to attract and retain qualified personnel in key positions as well as to compensate members of the Board of Directors. The Company has reserved approximately 152,000 shares of common stock for issuance under the Plan. The exercise price of all options under the Plan must be equal to at least the fair value of the related common stock on the date of grant. Vesting provisions for the options are to be determined by the Board of Directors. All options are exercisable for ten years after the vesting date.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

     A summary of the status of the Company's stock options is presented.

                                                          YEAR ENDED                    YEAR ENDED
                                                       DECEMBER 31, 1997             DECEMBER 31, 1996
                                                       WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
                                              SHARES    EXERCISE PRICE     SHARES     EXERCISE PRICE
                                              ------   -----------------   -------   -----------------
Options outstanding at beginning of
  period....................................  39,987          1.60          85,489          0.18
Options exercised...........................      --            --         (55,278)        (0.18)
Options canceled............................    (355)        (5.79)         (3,334)        (5.00)
Options granted.............................  10,000          1.90          13,110          5.79
                                              ------                       -------
Options outstanding at end of period........  49,632          1.63          39,987          1.60
                                              ======                       =======
Options exercisable at end of period........  49,632          1.63          39,987          1.60
                                              ======                       =======

     The weighted average fair value of options granted during the years ended December 31, 1997 and 1996 was $1.32 per share and $2.38 per share respectively.

     As of December 31, 1997, the weighted average remaining contractual life of the options, which have exercise prices ranging from $0.18 to $6.00, is approximately 8 years.

     As of December 31, 1997 and 1996, the pro forma tax effects under SFAS 109 would not have a material impact to either the deferred tax asset or the valuation allowance.

     Had compensation expense been determined based on fair value at the grant dates for option awards consistent with the method of SFAS 123, the Company's net loss attributable to common shareholders and net loss per common share would have been increased to the pro forma amounts indicated below:

                                                                1997          1996
                                                             -----------   -----------
Net loss attributable to common shareholders
     As reported...........................................  $(7,957,081)  $(2,625,174)
     Pro forma.............................................   (7,961,471)   (2,703,915)
Net loss per common share (basic and diluted)
     As reported...........................................  $     (2.91)  $     (1.45)
     Pro forma.............................................        (2.91)        (1.50)

     The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1997 and 1996.

                                                               1997      1996
                                                              -------   -------
Annual dividend yield.......................................       0%        0%
Estimated volatility........................................      58%       33%
Risk free interest rate.....................................     6.8%      6.3%
Expected term...............................................  8 years   8 years

     Subsequent to December 31, 1997, the Board of Directors authorized the modification of the terms of all stock options previously issued to non-executive employees of the Company by changing the exercise price to $0.875 per share, representing the market value of the underlying common stock on March 28, 1998. There was no compensation charge associated with this modification, since the revised exercise price is equal to the market value of the underlying common stock on the date of re-measurement.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

WARRANTS

     In April 1997, the Company entered into an agreement with a third party for public and investor relations services to be rendered over a five-year period. In consideration for these services, the Company paid $650,000 in cash and issued the public relations firm 500,000 warrants to purchase common stock of the Company. These warrants have various exercise prices and terms of exercisability, and expire at varying dates through March 13, 2002. The Company determined the estimated aggregate fair value of these warrants on the date of grant to be approximately $670,000, based on the Black-Scholes valuation model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 58%, risk free interest rate of approximately 6.15% and expected term of approximately 3 years. The Company recorded the total consideration of $1,320,000 as deferred public relation costs. The component of the total consideration related to the estimated value of the warrants was recorded as an increase to additional paid in capital at the value on the date on which a performance commitment existed. The total consideration is being amortized over the five-year term of the agreement.

     In connection with the initial public offering in 1996, the underwriter was granted a warrant to purchase up to 38,558 shares of common stock at an exercise price of $ 7.20 per share. In addition, during 1996, the Company entered into an agreement with a financial consulting firm, and granted this firm warrants to purchase $120,000 worth of the Company's common stock at an exercise price equal to 125% of the average closing price of the shares for the twenty days prior to the execution of the agreement between the Company and the consulting firm. The Company recorded an expense of $10,000 and a corresponding increase to paid-in-capital related to this grant based on the estimated fair value of the warrants on their date of grant, determined using the Black-Scholes valuation model.

9.  COMMITMENTS AND CONTINGENCIES

LEASES

     In February 1997, the Company moved into its new facility which it is leasing under a twenty-year capital lease expiring March 2017. The monthly capital lease payments, which began in March 1997, is equal to $20,857. The Company also leases certain of its equipment under an operating lease with net aggregate future lease payment as follows (see note 6).

1998........................................................  $137,653
1999........................................................   137,653
2000........................................................    45,884
                                                              --------
Total minimum rental payments...............................  $321,190
                                                              ========

     Rent expense for the year-ended December 31, 1997 and 1996 was approximately $92,000 and $53,000, respectively.

CONTINGENCIES

     In the normal course of business, the Company is involved in various claims and litigation. Management is of the opinion that any liability or loss resulting from such claims or litigation will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

EMPLOYMENT AGREEMENTS

     In December 1995, the Company entered into employment agreements with four key members of management. Under the terms of the agreements, aggregate base salaries for 1998 of all the individuals are

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

$375,000. The employment agreements also include a provision for annual cash bonuses not to exceed 25% of base salaries. In 1997 and 1996, no such bonuses were paid or accrued based on a management decision.

10.  WHOLESALE DISTRIBUTORS

     The Company distributes its products only through independent wholesale distributors for resale to retailers such as liquor and wine and beer stores, restaurants, taverns, pubs, bars, and sporting arenas. Accordingly, the Company is dependent upon these wholesale distributors to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of the Company's products and providing adequate service to all retail customers. If a significant wholesale distributor were to discontinue selling, or decrease the level of orders for, the Company's products, the Company's business would be adversely affected in areas serviced by such wholesale distributors until the Company retained replacements.

     Sales to wholesale distributors representing greater than 10% of total sales were as follows for the years ended December 31:

                                                          1997         1996
                                                       ----------   ----------
Distributor A........................................  $1,236,400   $  961,000
Distributor B........................................          --       40,000
Distributor C........................................     271,600      241,000
                                                       ----------   ----------
                                                       $1,508,000   $1,242,000
                                                       ==========   ==========

11.  INCOME TAXES

     The tax effects of the primary temporary differences giving rise to the Company's deferred tax asset (liability) at December 31, 1997 and 1996 are summarized as follows:

                                                                 1997          1996
                                                              -----------   ----------
Net operating loss carry forward............................  $ 2,710,000   $1,028,000
Other.......................................................       21,000        8,000
Depreciation................................................     (130,000)    (100,000)
                                                              -----------   ----------
     Subtotal...............................................    2,601,000      936,000
Valuation allowance.........................................   (2,601,000)    (936,000)
                                                              -----------   ----------
     Net deferred taxes.....................................  $        --   $       --
                                                              ===========   ==========

     Realization of the net deferred tax asset at the balance sheet date is dependent on future earnings which are uncertain. Accordingly, a full valuation allowance was recorded against the asset. During the year ended December 31, 1997 the valuation allowance was increased primarily related to the increase in the net operating loss carryforwards.

     As of December 31, 1997, the Company had net operating loss carry forwards of approximately $6,800,000 expiring between 2009 and 2012 available to offset future taxable income for federal income tax purposes, subject to Section 382 limitations.

                             FREDERICK BREWING CO.

                         NOTES TO FINANCIAL STATEMENTS

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                 1997        1996
                                                              ----------   --------
Cash paid for interest......................................  $  140,030   $53,088
Supplemental disclosure of non cash investing
  and financing activities:
Capital lease obligations...................................  $3,000,000   $ 5,076
Fair value of warrants issued to non-employees for
  services..................................................  $  670,000   $10,000
Fair value of stock pledge to management in lieu of
  salary....................................................  $   17,500   $    --
Fair value of warrants issued to bank for services..........  $   18,000   $    --
Fair value of warrants issued in connection with preferred
  stock issuance............................................  $  610,000   $    --
Common stock issued in connection with preferred stock
  issuance..................................................  $  422,531   $    --
Deemed dividend in connection with beneficial conversion
  feature on preferred stock................................  $3,611,641   $    --
Beneficial conversion feature in connection with Series A
  preferred stock...........................................  $  114,505   $    --

                            Frederick Brewing Company
                           Consolidated Balance Sheets

                                                                                  June 30, 1998
                                                                                -----------------
                                                                                   (Unaudited)
                                   ASSETS
Current Assets:
Cash and cash equivalents                                                                $195,817
Cash-Restricted                                                                            12,475
Trade receivables, net of allowance for doubtful accounts of $35,076                      742,261
Inventories, net                                                                          840,836
Prepaid expenses, and other current assets                                                225,146
                                                                                -----------------
Total current assets                                                                    2,016,535

Property and equipment, net                                                             8,245,231
Intangibles, net                                                                          457,436
Goodwill, net                                                                           2,620,192
Deferred cost & other assets                                                              258,133
                                                                                =================
TOTAL ASSETS                                                                          $13,597,527
                                                                                =================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt                                                     $272,742
Capital lease obligations, current portion                                                 85,504
Accounts payable                                                                          960,044
Accrued liabilities                                                                       506,857
                                                                                -----------------
Total current liabilities                                                               1,825,147

Long-term debt                                                                          2,068,199
Capital lease obligations                                                               2,838,112
                                                                                -----------------
Total liabilities                                                                       6,731,458
                                                                                -----------------

Stockholders' Equity:
Preferred stock - $.01 par value, 1,000,000 shares authorized:
Cumulative, convertible Series A, 1,643 shares and outstanding,                           614,633
Convertible Series B, 0 shares issued and outstanding                                          --
Convertible Series C, 100 shares issued and outstanding                                    83,929
Convertible Series D, 0 shares issued and outstanding                                          --
Convertible Series E, 1,765 shares issued and outstanding                               1,367,875
1,367,875 Common stock - $0.00004 par value, 19,000,000 shares
authorized, 11,594,634 shares issued and outstanding                                          464
Additional paid-in capital                                                             18,562,992
Accumulated deficit                                                                   (13,763,824)
                                                                                -----------------
Total stockholders' equity                                                              6,866,069
                                                                                -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $13,597,527
                                                                                =================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            Frederick Brewing Company
                      Consolidated Statements of Cash Flows

                                                               Three Months Ended                   Six Months Ended
                                                                     June 30,                            June 30,
                                                     --------------------------------------------------------------------------
                                                            1998                1997            1998                1997
                                                     --------------------  ---------------------------------  -----------------
                                                         (Unaudited)         (Unaudited)     (Unaudited)         (Unaudited)
Cash Flows from Operating Activities:
Net loss                                                     $(1,936,003)      $(907,243)      $(2,672,007)       $(1,552,744)
Adjustments to reconcile net loss to net cash
 used for operating activities:
Depreciation and amortization                                    199,884         220,748           504,223            265,386
Write-off of net deferred public relations costs               1,089,000              --         1,089,000                 --
(Gain) Loss on sale of equipment                                 102,205              --            99,545                 --
Changes in operating assets and liabilities:
Trade receivables                                               (160,319)       (310,697)         (337,131)          (191,043)
Inventories                                                     (162,557)       (134,573)         (362,827)           (96,404)
Prepaid expenses and other current assets                         49,491         444,313          (136,016)          (356,647)
Other assets                                                       8,582        (676,740)          (23,096)          (634,514)
Accounts payable                                                 228,300        (169,557)          572,332            (57,450)
Accrued liabilities                                              124,590          16,637            99,914           (104,468)
                                                     --------------------  ---------------------------------  -----------------
Net cash used for operating activities                          (456,827)     (1,517,112)       (1,166,063)        (2,727,884)
                                                     --------------------  ---------------------------------  -----------------

Cash Flows from Investing Activities:
Purchase of property and equipment                               (47,744)       (733,470)         (233,233)        (1,479,899)
Purchase of intangibles                                          (90,711)        (59,242)          (90,711)          (126,894)
Purchase of business, net of cash acquired                            --              --          (834,611)                --
Proceeds from sale of equipment                                   77,260         154,600            94,060            154,600
                                                     --------------------  ---------------------------------  ---------------
Net cash used for investing activities                           (61,195)       (638,112)       (1,064,495)        (1,452,193)
                                                     --------------------  ---------------------------------  ---------------

Cash Flows from Financing Activities:
Proceeds from long-term debt                                          --       1,105,142                --          1,636,485
Payments on debt obligations                                     (67,515)     (1,548,917)         (140,609)        (1,696,236)
Payments on capital leases                                       (31,704)        (12,388)          (45,896)           (15,700)
Proceeds from issuance of preferred stock, net                        --         (65,089)               --          4,025,001
Restricted cash                                                   12,475          13,597           (12,475)            617,327
                                                     --------------------  ---------------------------------  ---------------
Net cash provided by financing activities                        (86,744)       (507,655)         (198,980)         4,566,877
                                                     --------------------  ---------------------------------  ---------------

Net Increase/(Decrease) in Cash and Cash Equivalents            (604,766)     (2,662,879)       (2,417,063)           386,800

Cash and Cash Equivalents, Beginning of Period                   800,583       3,098,669         2,612,880             48,990

                                                     ====================  =================================  ===============
Cash and Cash Equivalents, End of Period                        $195,817        $435,790          $195,817           $435,790
                                                     ====================  =================================  ===============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            Frederick Brewing Company
                      Consolidated Statements of Operations

                                                            Three Months                       Six Months
                                                           Ended June 30,                    Ended June 30,
                                                  ---------------------------------  ---------------------------------
                                                        1998             1997             1998             1997
                                                  -----------------  --------------  ---------------  ----------------
                                                     (Unaudited)       (Unaudited)     (Unaudited)       (Unaudited)
Gross Sales                                             $1,595,010        $875,416       $2,609,847        $1,141,230
Less: Depletions, allowances, and excise taxes             205,624         106,223          300,745           157,764
                                                  -----------------  -------------------------------  ----------------
Net sales                                                1,389,386         769,193        2,309,102           983,466
Cost of sales                                              974,916         730,353        1,779,718         1,127,819
                                                  -----------------  -------------------------------  ----------------
Gross profit (loss)                                        414,470          38,840          529,384          (144,353)

Selling, general and administrative expenses             1,055,071         939,478        1,802,411         1,435,547
Write-off of net deferred public relations costs         1,089,000               -        1,089,000                 -
                                                  -----------------  -------------------------------  ----------------
Operating loss                                          (1,729,601)       (900,638)      (2,362,027)       (1,579,900)

(Gain)/loss on sale of equipment                           102,205         (74,187)          99,545          (135,523)
Interest expense, net                                      104,197          80,792          210,435           108,367
                                                  -----------------  -------------------------------  ----------------
Net loss                                                (1,936,003)       (907,243)      (2,672,007)       (1,552,744)

Preferred stock deemed dividend requirements                    --         (28,626)         (28,627)       (1,354,454)
                                                  =================  ===============================  ================
Net loss attributable to common shareholders           $(1,936,003)      $(935,869)     $(2,700,634)      $(2,907,198)
                                                  =================  ===============================  ================

Basic and Diluted Loss per Common Share:
Net loss before preferred stock dividend                     (0.20)          (0.45)           (0.34)            (0.78)
requirements
Preferred stock dividend requirements                           --           (0.01)           (0.00)            (0.68)
                                                  =================  ===============================  ================
Net loss per common share                                    (0.20)          (0.46)           (0.34)            (1.46)
                                                  =================  ===============================  ================

Average common shares                                    9,502,833       2,026,309        7,848,674         1,990,593

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              FREDERICK BREWING CO.


Notes to Consolidated Financial Statements
June 30, 1998
(Unaudited)

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the interim Consolidated financial position and the interim Consolidated results of operations of the Company have been included.

Operating results for the three and six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998, or for any other period. For information relating to the financial position and the results of operations of the Company as of and for the year ended December 31, 1997, refer to the financial statements included in the Company's Annual Report on Form 10-KSB, as amended on April 24, 1998, for the year ended December 31, 1997 and in its 1997 Annual Report to shareholders.

Note 2 - Principles of Consolidation
The consolidated financial statements as of and for the three and six months ended June 30, 1998 include the accounts of the Company and its wholly-owned subsidiaries, Wild Goose Brewery, Inc. (Wild Goose) and Brimstone Brewing Company, Inc. (Brimstone), from their dates of acquisition during the first quarter of 1998 (see Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 -  Acquisitions
In January 1998, the Company acquired 100% of the outstanding equity securities (comprised of 50,000 shares of preferred stock and 10,000 shares of common stock) of Wild Goose and all of the brands, formulas, copyrights, trademarks and related intangible assets of Brimstone.

Notes to Financial Statements
June 30, 1998
(Unaudited)

Note 3 - Acquisitions (cont.)
The consideration paid for Wild Goose consisted of the issuance of 1,192,086 shares of the Company's common stock with an aggregate value of $2,419,935 plus the repayment of approximately $532,000 in notes payable and the assumption of other liabilities. 123,153 shares of the common stock are being withheld by the Company to account for any undisclosed liabilities or uncollectible accounts which may be discovered.

The consideration paid for Brimstone consisted of 80,000 shares of the Company's common stock with a value of $162,000. Both the Wild Goose and Brimstone acquisitions were accounted for under the purchase method of accounting.

The purchase price for each acquisition has been allocated to the assets acquired and liabilities assumed, based on their estimated fair values. The excess of the purchase price over the net assets acquired has been recorded as goodwill and is being amortized over 10 years. Results of operations for Wild Goose and Brimstone are included with those of the Company subsequent to the date of acquisition.

Results for the three and six months ended June 30, 1998 reflect production of Brimstone and Wild Goose products being transferred to the Company's facility in January and February, respectively, that operations at the Wild Goose brewery ceased as of the effective date of the acquisition (January 29, 1998) and that the Company's gross sales from the dates of acquisition to June 30, 1998 included $84,400 of Brimstone products and $799,000 of Wild Goose products.

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had been completed at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisitions actually been made as of such date or of results which may occur in the future.


                                      Six months ended        Six months ended
                                      June 30, 1998           June 30, 1997
                                      -------------           -------------

     Net sales                        $2,309,000              $2,052,000

     Net loss                        ($2,672,000)            ($1,739,000)

     Basic and diluted loss
        per common share              $(0.34)                 $(0.89)

Note 4 - Deferred public relations costs
During 1997, the Company recorded $1,270,000 in deferred public relations costs associated with an agreement with a third party for public and investor relations services to be rendered over a five-year service period. The amount originally recorded included $650,000 in cash paid in advance and $670,000, representing the estimated fair value of 500,000 warrants issued to the third party. During the three months ended June 30, 1998, the Company had written off the unamortized balance of the deferred public relations costs since the services are no longer being provided by the investor relations firm. There are still 400,000 warrants outstanding in connection with this agreement.

During the three months ended June 30, 1998, the Company has entered into a new agreement for public and investor relations services to be provided over a one-year service period. The terms of the new agreement include the issuance of shares of common stock and warrants to purchase shares of the Company's common stock in exchange for the services. The impact of this new agreement on the consolidated financial statements as of and for the periods ended June 30, 1998 are immaterial.

Note 5 - Long-term Debt

During 1996, the Company entered into agreements to have a new brewery built by Blue II, LLC, a limited liability company affiliated with certain directors of the company ("Blue II"). Blue II constructed the new brewery building to the Company's specifications and is leasing the building to the Company. On July 19, 1996, in connection with the purchase of the equipment to be housed in the new brewery, the Company obtained a $1,500,00 revenue bond from the Maryland Economic Development Corporation ("MEDCO") and a $969,000 bridge loan from a bank which has been repaid. The $1,500,000 revenue bond was immediately assigned by MEDCO to a bank. In connection with the $1,500,000 revenue bond, the bank issued a note to the Company from the proceeds of the revenue bond. There are certain restrictive covenants existing on the $1,500,000 note payable to the bank. Among those covenants is a cash flow to debt service ratio for March 31, 1998. This covenant violation represents an event of default on the note and also a cross default on a $3,000,000 loan obtained by Blue II for the construction of the brewery for which the Company is a guarantor. During the first quarter of 1998, for both the $1,500,000 loan and $3,000,000 Blue II loan the bank has waived compliance with the cash flow to debt service covenant for the calendar quarters ending March 31, 1998, June 30, 1998 and September 30, 1998. The bank has also modified this covenant for the calendar quarter ending December 31, 1998 and for each quarter thereafter whereby the Company must maintain a cash flow to debt service ratio of 1.0 to 1. In addition, the bank modified the current ratio covenant whereby the Company must maintain a ratio of current assets to current liabilities of 1.0 to 1 as of calendar quarter March 31, 1998 and each calendar quarter thereafter. The Company anticipates it will be able to comply with these modified covenants. In exchange for these covenant modifications, the maturity date on the loans and the related capital lease obligation to Blue II was revised to May 1, 1999, the interest rate increased to the prime rate plus 1.25% for the Company's loan and the prime rate plus 1.5% for the Blue II loan, the Company is required to pay a loan modification fee of $25,000 payable in two installments of $10,000 and $15,000 on June 30, 1998 and September 30, 1998, respectively, and be responsible for all fees and expenses incurred by the bank in connection with preparation of the modification and use its best efforts to obtain replacement financing.

The Company and Blue II are currently negotiating with a local financial institution to refinance the Company's long-term debt. If such a refinancing occurs, it is likely that the interest rates will rise, the Company's rent payment to Blue II will rise and the Company's Chief Executive Officer and President will be required to provide personal guarantees of the $1,500,000 bond and the Blue II building lease. While management believes this debt refinancing will be completed during the third quarter of 1998, no assurances can be given that this will occur.

Based on the negotiations in process to refinance the notes payable, the Company has classified the majority of its loan and capital lease obligation as non-current. Should the refinancing not be completed, the note payable to the bank and the capital lease obligation would represent current liabilities.

Note 6 - Income Taxes
The Company accounts for income taxes under the asset and liability method. The Company has not recorded a provision for income taxes for the six month periods ended June 30, 1998 and 1997 based on the fact that the Company has incurred net operating losses during those periods. The Company has provided a full valuation allowance against its net deferred tax asset as of June 30, 1998.

Note 7 - Basic and Diluted Loss per Common Share
Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the presentation of basic earnings per share and diluted earnings per share for all periods presented. Basic earnings per share is based on the weighted average number of outstanding common shares for the period. Diluted earnings per share adjusts the weighted average for the potential dilution that could occur if stock options, warrants, or other convertible securities were exercised or converted into common stock. Diluted earnings per share equals basic earnings per share for all periods presented because the effects of such items were anti-dilutive.

Notes to Financial Statements
June 30, 1998
(Unaudited)

Note 8 - New Accounting Standards
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related information," in June 1997, which are both effective for the year ending December 31, 1998. SFAS No. 130 establishes standards for reporting comprehensive income in a full set of general purpose financial statements either in the income statement or in a separate statement. SFAS No. 131 establishes standards for reporting information about operating segments, including related disclosures about products and services, geographic areas and major customers. The Company has adopted SFAS No. 130 during the first quarter of 1998 and has no items of comprehensive income to report.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and hedging Activities." This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will be required to adopt this new accounting standard by January 1, 2000. Management does not anticipate early adoption. The Company believes that the effect of adoption of SFAS No. 133 will not be material.

Note 9 - Issuance of Common Stock upon Conversion of Preferred Stock
During the three months ended June 30, 1998, the Company issued 3,114,670 shares of common stock upon the conversion of 185 shares of Series A Preferred Stock, 729 shares of Series C Preferred Stock, 219 shares of Series D and 1,235 shares of Series E Preferred Stock.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
            Additional Information.........................     2
            Indemnification................................     2
            Prospectus Summary.............................     4
            Risk Factors...................................     4
            Selected Financial and Operating Data..........    15
            Market Price of Common Stock...................    17
            Registration Rights............................    17
            Use of Proceeds from Sale of Preferred Stock...    18
            Selling Stockholders and Plan of
              Distribution.................................    18
            Description of Securities......................    21
            Dividend Policy................................    23
            Legal Matters..................................    23
            Experts........................................    23

================================================================================


================================================================================







================================================================================

                             FREDERICK BREWING CO.
                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Filing fee under the Securities Act of 1933...................   $    562.35
Blue Sky qualification fees and expenses(1)...................      1,000
Printing and engraving(1).....................................      1,000
Legal Fees(1).................................................     25,000
Accounting Fees(1)............................................      3,000
Miscellaneous(1)..............................................      4,437.65
                                                                 --------
     TOTAL....................................................   $ 35,000
                                                                 --------
                                                                 --------

------------------
(1) Estimates

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Frederick Brewing Co. is a Maryland corporation. Section 2-405.1 of the Maryland General Corporation Law (the "MGCL") states:

          PROSPECTUS

          "(c) A person who performs his duties in accordance with the standard provided in this section shall have the immunity from liability described under Section 5-248 of the Courts and Judicial Proceedings Article."

     Section 5-348 of the Maryland Courts and Judicial Proceedings article states:

          "A person who performs the duties of that person in accordance with the standard provided under Section 2-405.1 of the Corporations and Associations Article has no liability by reason of being or having been a director of a corporation."

     Section 2-418 of the MGCL states:

          "(a) In this section the following words have the meaning indicated.

          (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, jointventure, trust, other enterprise, or employee benefit plan.

          (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (3) "Expenses" include attorney's fees.

          (4) "Official capacity" means the following:

             (i) When used with respect to a director, the office of director in the corporation; and

             (ii) When used with respect to a person other than a director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

             (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

          (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether the civil, criminal, administrative, or investigative.

          (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

             (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

                1. Was committed in bad faith; or

                2. Was the result of active and deliberate dishonesty; or

             (ii) The director actually received an improper personal benefit in money, property, or services; or

             (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

          (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

             (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

          (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

             (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

          (c) A director may not be indemnified under subsection (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that person benefit was improperly received.

          (d) Unless limited by the charter:

          (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

          (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

             (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

             (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

          (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

          (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

          (2) Such determination shall be made:

             (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

             (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which director who are parties may participate;

          or

             (iii) By the stockholders.

          (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

          (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

          (f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

             (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

             (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met,

          (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

          (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

          (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

          (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

          (i) For purposes of this section:

          (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

          (2) Excises taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

          (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

          (j) Unless limited by the charter:

          (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

          (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

          (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

          (k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

          (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

          (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

          (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting."

     The Amended and Restated Articles of Incorporation of the Company also limit the liability of, and provide indemnification to, directors and officers of the Company. Article VIII of the Company's Article states:

          "A. Limitation of Liability. No director who has performed his or her duties in accordance with the standard set forth in Section 2-405.1 of the MGCL (or any successor provision thereto) shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission by such director as a director; provided that a director's liability shall not be limited or eliminated to the extent that: (i) it is proved that the director actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the director in entered in a proceeding based on a finding in the proceeding that the director's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. No amendment to or repeal of this Article VIII.A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

          B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee benefit plan, against liability and expenses (including court costs and attorney's fees), judgments, fines, excise taxes and amounts paid in satisfaction, settlement or compromise actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 2-418 of the MGCL or any successor provision thereto.

          C. Advancement of Expenses. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Article VIII.B. shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt of written affirmation by or on behalf of such person of his good faith belief that he has met the standard of conduct necessary for indemnification under relevant law and a written undertaking to repay such amount if it shall ultimately be determined that the person has not met that standard.

          D. Other Rights and Remedies.  The indemnification provided by this
     Article VIII shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Amendment, any insurance or other agreement, trust fund, letter of credit, surety bond, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person; provided that no indemnification shall be made to or on behalf of an individual if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action as adjudicated and (I) were committed in bad faith; or (ii) were the result of active and deliberate dishonesty; or
     (iii) the director actually received an improper personal benefit in money, property or services; or (iv) in the case of any criminal proceedings, the director had reasonable cause to believe that the act or omission was unlawful; provided, however, that a director who has been successful, on the merits or otherwise, in the defense of proceedings referred to under clauses (I) through (iv) above, may still be indemnified as to reasonable expenses actually incurred by such person in connection with the proceeding as to approved by a disinterested majority of the Board of Directors.

          E. Insurance. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise or employee benefit plan, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the MGCL.

          F. Modification. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this
     Article VIII shall be in the nature of a contract between the Corporation and each such director, officer, employee or agent and no amendment or repeal of any provision of this Article VIII shall alter, to the detriment of such director, officer, employee or agent, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

          G. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article VIII, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a disinterested majority of the directors then in office."

     Article X of the Company's Bylaws states:

          "(a) A director of the Corporation shall not be personally liable for monetary damages for action taken, or any failure to take action, as a director, to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein.

          (b) The Corporation shall indemnify any person who is a director, officer, employee or agent of the Corporation to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein."

     In addition, the Company intends to obtain a directors and officers liability insurance policy relating to certain actions or omissions which may be taken, or omitted to be taken, by the directors and officers of the Company, as well as a policy which insures against error and omissions in the offering documents relating to the offer and sale of the Common stock to the public.

ITEM 16. EXHIBITS

     The exhibits attached hereto are as follows:

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
 3(1)           --   Amended and Restated Articles of Incorporation(1),(10)
     (i)        --   Articles Supplementary with respect to Series A Convertible Preferred Stock;(2)
     (ii)       --   Articles Supplementary with respect to Series B Convertible Preferred Stock;(2)
     (iii)      --   Articles Supplementary with respect to Series C Convertible Preferred Stock;(3)
     (iv)       --   Articles Supplementary with respect to Series D Convertible Preferred Stock;(4)
     (v)        --   Articles Supplementary with respect to Series E Convertible Preferred Stock;(10)
     (vi)       --   Articles Supplementary with respect to Series F Convertible Preferred Stock.(12)
 3(2)           --   Amended and Restated Bylaws.(5)
 4              --   Stock Certificate.(5)
 5              --   Opinion of                                     .(13)
10              --   Material Contracts:
  (i)           --   Stock Option Agreement dated April 15, 1993 between the Company, Edward D. Scott, Kevin E.
                     Brannon, and Marjorie A. McGinnis;(5)*
  (ii)          --   Form of Shareholder Agreement;(5)
  (iii)         --   Form of Termination of Shareholder Agreement;(5)
  (iv)          --   Employment Agreement dated December 9, 1995 between the Company and Kevin E. Brannon;(5)*
  (v)           --   Employment Agreement dated December 9, 1995 between the Company and Marjorie A. McGinnis;(5)*
  (vi)          --   Employment Agreement dated December 9, 1995 between the Company and Steven T. Nordahl;(5)*
  (vii)         --   Employment Agreement dated December 9, 1995 between the Company and Craig J. O'Connor;(5)*
  (viii)        --   Employment Agreement dated February 20, 1993 between the Company and Steven Tluszcz;(5)
  (ix)          --   Lease Agreement dated February 15, 1994 between the Company and Carroll Creek LLC;(5)
  (x)           --   Lease Agreement dated March 25, 1994 between the Company and Carroll Creek LLC;(2)
  (xi)          --   Addendum to the Agreement of Lease dated March 30, 1995 between the Company and Carroll Creek
                     LLC;(5)
  (xii)         --   Agreement of Lease dated January 21, 1993 between the Company, Kevin E. Brannon, and South
                     Carroll Street Partnership;(5)
  (xiii)        --   Letter lease dated January 18, 1995 between the Company and Frederick Produce Company;(5)
  (xiv)         --   Form of Distribution Agreement;(5)
  (xv)          --   Letter from the Company dated October 30, 1993 to the Kronheim Company, Inc.;(5)

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
  (xvi)         --   Non-employee Directors Stock Option Plan;(5)*
  (xvii)        --   1995 Stock Option Plan;(5)*
  (xviii)       --   Form of Promissory Note dated various dates from the Company to certain stockholders;(5)
  (xix)         --   Promissory Note dated June 18, 1994 between the Company and Dr. Nicholas Foris;(5)
  (xx)          --   Promissory Note dated March 18, 1994 between the Company and Dr. Nicholas Foris;(5)
  (xxi)         --   Contract Brewing Agreement dated December 12, 1995 by the Johnson Beer Company and the
                     Company;(5)
  (xxii)        --   Promissory Note by the Company to FCNB Bank dated November 24, 1995 with a guarantee by
                     Dr. Nicholas Foris;(5)
  (xxiii)       --   Agreement of Sale by and between the Company and SOPM Limited Partnership dated November 7,
                     1995;(5)
  (xxiv)        --   Assignment and Extension of Agreement of Sales by and between the Company and Blue II, LLC dated
                     December 19, 1995;(5)
  (xxv)         --   Letter of Intent for Build-to-Suit Light Industrial Space by and between the Company and
                     Blue II, LLC dated December 21, 1995;(5)
  (xxvi)        --   Resolutions adopted by the Maryland Industrial Development Financing Authority;(5)
  (xxvii)       --   Letter dated January 30, 1996 from the Maryland Economic Development Corp.;(5)
  (xxviii)      --   Letter dated January 30, 1996 from Ryan, Lee & Company, Inc.;(5)
  (xxix)        --   Letter dated January 24, 1996 from the Mid-Atlantic Business Finance Co.;(5)
  (xxx)         --   Letter from Signet Bank/Maryland dated January 16, 1996;(5)
  (xxxi)        --   Loan and financing agreement between Blue II, MEDCO, Signet and the Company;(6)
  (xxxii)       --   Promissory note;(6)
  (xxxiii)      --   $3,000,000 Economic Development Revenue Bond;(6)
  (xxxiv)       --   Construction contract between Blue II, Morgan Keller, Inc, and the Company;(6)
  (xxxv)        --   Lease Agreement between Blue II, LLC and the Company;(6)
  (xxxvi)       --   Loan and financing agreement between MEDCO, Signet and the Company;(6)
  (xxxvii)      --   Promissory note;(6)
  (xxxviii)     --   $1,500,000 Economic Development Revenue Bond;(6)
  (xxxix)       --   Loan and security agreement--$969,000 Bridge loan;(6)
  (xxxx)        --   Promissory note--bridge loan;(6)
  (xxxxi)       --   Filler/capper equipment;(6)
  (xxxxii)      --   Bottling line;(6)
  (xxxxiii)     --   Mechanical and electrical work;(6)
  (xxxxiv)      --   Phase I Industrial wastewater treatment;(6)
  (xxxxv)       --   Bottle supply;(6)
  (xxxxvi)      --   Interior fit out of new brewery office space;(6)
  (xxxxvii)     --   Blue II Forbearance Agreement;(7)
  (xxxxviii)    --   FBC Forbearance Agreement;(7)
  (xxxxix)      --   Agreement and Plan of Reorganization by and among Frederick Brewing Co., FBC Acquisition
                     Corporation and Wild Goose Brewery, Inc. dated December 15, 1997;(8)
  (l)           --   Asset Purchase Agreement by and between Brimstone Brewing Company and Frederick Brewing Co.
                     dated December 15, 1997;(8)
  (li)          --   Mutual and Reciprocal Final Release of all claims dated December 19, 1997;(8)
  (lii)         --   Loan Modification Agreement by and among First Union National Bank, Blue II, LLC, Robert
                     Schuerholz, Nicholas P. Foris, Edward D. Scott, and Vishnampet S. Jayanthimath dated March 30,
                     1997;(8) Vishnampet S. Jayanthimath dated March 30, 1997;(8)

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
  (liii)        --   Loan Modification Agreement by and between First Union National Bankand Frederick Brewing
                     Co.;(8)
  (liv)         --   Loan Agreement between U.S. Small Business Administration and the Company;(3)
  (lv)          --   Financial Public Relations Agreement by and between I.W. Miller Group, Inc. and Frederick
                     Brewing Co. Dated effective June 12, 1998.(11)
  (lv)          --   Form of Subscription Agreement by and between Purchser of Series F Preferred Stock and the
                     Company dated September 3, 1998;(12)
  (lvi)              Contract Brewing Agreement by and between MOJO Highway Brewing Company, LLC and Frederick
                     Brewing Co. dated June 19, 1998.(11)
  (lvi)         --   Form of Common Stock Purchase Warrant issued to Warrantholder by the Company dated September 3,
                     1998;(12)
  (lvii)        --   Operating Agreement by and between MOJO Highway Brewing Company and Frederick Brewing Co. dated
                     June 19, 1998.(11)
11              --   Calculation of Net Loss Per Share.(8),(9)
16              --   Letter from McLean, Koehler, Sparks & Hammond dated December 12, 1995 to the Company regarding change in certifying accountants.(1)
21              --   Subsidiaries of Small Business Issuer: Wild Goose Brewery, Inc., a Maryland corporation
                     Brimstone Brewing Co., a Maryland corporation.
23              --   (i) Consent of Counsel.(13)
                --   (ii) Consent of Coopers & Lybrand L.L.P., independent accountants.(13)
24              --   Power of Attorney is contained in the signature page to this Registration Statement.(12)

------------------
 (1) Incorporated by reference from Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (2) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-25743.

 (3) Incorporated by reference to exhibit 10(I) to the Company's Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 1997.

 (4) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-35655.

 (5) Incorporated by reference to such exhibit as filed with the Company's Form SB-2 filed with the SEC on December 12, 1995.

 (6) Incorporated by reference to such exhibit as filed with the Company's Form 10-QSB, Quarterly Report, filed with the SEC on June 30, 1996.

 (7) Incorporated by reference from Form 8-K, Current Report, filed with the SEC on February 27, 1997.

 (8) Incorporated by reference to such exhibit as filed with the Company's Form 10-KSB for the year ended December 31, 1997.

 (9) Incorporated by reference from the Company's Form 10-QSB for the quarter ended March 31, 1998.

(10) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-54013.

(11) Incorporated by reference to such exhibit as filed with the Company's 10-QSB for the quarter ended June 30, 1998.

(12) Filed herewith.

(13) To be filed by amendment.

  * Management contract or compensatory plan or agreement.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; Provided, however, that paragraphs (a)(1)(I) and
        (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF FREDERICK, STATE OF MARYLAND ON OCTOBER 2, 1998.

                                          FREDERICK BREWING CO.

                                          By:  /s/ Kevin E. Brannon
                                              __________________________________
                                                      Kevin E. Brannon
                                            Chairman and Chief Executive Officer

     The undersigned officer and/or director of Frederick Brewing Co., a Maryland corporation (the "Corporation"), hereby constitutes and appoints
Kevin E. Brannon and Leslie Harper, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities this Registration Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to this Registration Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to this Registration Statement and with full power an authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitutes, may lawfully do or cause to be done by virtue hereof and incorporate such changes as any of the said attorneys-in-fact deems appropriate.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 2, 1998.

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------

         /s/ Kevin E. Brannon               Chairman, and Chief Executive Officer            October 2, 1998
------------------------------------------  (principal executive officer) and Director
             Kevin E. Brannon

          /s/ Leslie Harper                 Chief Financial Officer                          October 2, 1998
------------------------------------------  (principal accounting and financial
              Leslie Harper                 officer)

       /s/ Marjorie A. McGinnis             President and Director                           October 2, 1998
------------------------------------------
           Marjorie A. McGinnis

     /s/ Nicholas P. Foris, M.D.            Director                                         October 2, 1998
------------------------------------------
         Nicholas P. Foris, M.D.

        /s/ Carl R. Hildebrand              Director                                         October 2, 1998
------------------------------------------
            Carl R. Hildebrand

          /s/ James W. Lutz                 Director                                         October 2, 1998
------------------------------------------
              James W. Lutz

          /s/ Jerome M. Pool                Director                                         October 2, 1998
------------------------------------------
              Jerome M. Pool

          /s/ Maribeth Visco                Secretary and Director                           October 2, 1998
------------------------------------------
              Maribeth Visco


                                EXHIBIT INDEX

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
 3(1)           --   Amended and Restated Articles of Incorporation(1),(10)
     (i)        --   Articles Supplementary with respect to Series A Convertible Preferred Stock;(2)
     (ii)       --   Articles Supplementary with respect to Series B Convertible Preferred Stock;(2)
     (iii)      --   Articles Supplementary with respect to Series C Convertible Preferred Stock;(3)
     (iv)       --   Articles Supplementary with respect to Series D Convertible Preferred Stock;(4)
     (v)        --   Articles Supplementary with respect to Series E Convertible Preferred Stock;(     )
     (vi)       --   Articles Supplementary with respect to Series F Convertible Preferred Stock.(12)
 3(2)           --   Amended and Restated Bylaws.(5)
 4              --   Stock Certificate.(5)
 5              --   Opinion of                                     .(13)
10              --   Material Contracts:
  (i)           --   Stock Option Agreement dated April 15, 1993 between the Company, Edward D. Scott, Kevin E.
                     Brannon, and Marjorie A. McGinnis;(5)*
  (ii)          --   Form of Shareholder Agreement;(5)
  (iii)         --   Form of Termination of Shareholder Agreement;(5)
  (iv)          --   Employment Agreement dated December 9, 1995 between the Company and Kevin E. Brannon;(5)*
  (v)           --   Employment Agreement dated December 9, 1995 between the Company and Marjorie A. McGinnis;(5)*
  (vi)          --   Employment Agreement dated December 9, 1995 between the Company and Steven T. Nordahl;(5)*
  (vii)         --   Employment Agreement dated December 9, 1995 between the Company and Craig J. O'Connor;(5)*
  (viii)        --   Employment Agreement dated February 20, 1993 between the Company and Steven Tluszcz;(5)
  (ix)          --   Lease Agreement dated February 15, 1994 between the Company and Carroll Creek LLC;(5)
  (x)           --   Lease Agreement dated March 25, 1994 between the Company and Carroll Creek LLC;(2)
  (xi)          --   Addendum to the Agreement of Lease dated March 30, 1995 between the Company and Carroll Creek
                     LLC;(5)
  (xii)         --   Agreement of Lease dated January 21, 1993 between the Company, Kevin E. Brannon, and South
                     Carroll Street Partnership;(5)
  (xiii)        --   Letter lease dated January 18, 1995 between the Company and Frederick Produce Company;(5)
  (xiv)         --   Form of Distribution Agreement;(5)
  (xv)          --   Letter from the Company dated October 30, 1993 to the Kronheim Company, Inc.;(5)

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
  (xvi)         --   Non-employee Directors Stock Option Plan;(5)*
  (xvii)        --   1995 Stock Option Plan;(5)*
  (xviii)       --   Form of Promissory Note dated various dates from the Company to certain stockholders;(5)
  (xix)         --   Promissory Note dated June 18, 1994 between the Company and Dr. Nicholas Foris;(5)
  (xx)          --   Promissory Note dated March 18, 1994 between the Company and Dr. Nicholas Foris;(5)
  (xxi)         --   Contract Brewing Agreement dated December 12, 1995 by the Johnson Beer Company and the
                     Company;(5)
  (xxii)        --   Promissory Note by the Company to FCNB Bank dated November 24, 1995 with a guarantee by
                     Dr. Nicholas Foris;(5)
  (xxiii)       --   Agreement of Sale by and between the Company and SOPM Limited Partnership dated November 7,
                     1995;(5)
  (xxiv)        --   Assignment and Extension of Agreement of Sales by and between the Company and Blue II, LLC dated
                     December 19, 1995;(5)
  (xxv)         --   Letter of Intent for Build-to-Suit Light Industrial Space by and between the Company and
                     Blue II, LLC dated December 21, 1995;(5)
  (xxvi)        --   Resolutions adopted by the Maryland Industrial Development Financing Authority;(5)
  (xxvii)       --   Letter dated January 30, 1996 from the Maryland Economic Development Corp.;(5)
  (xxviii)      --   Letter dated January 30, 1996 from Ryan, Lee & Company, Inc.;(5)
  (xxix)        --   Letter dated January 24, 1996 from the Mid-Atlantic Business Finance Co.;(5)
  (xxx)         --   Letter from Signet Bank/Maryland dated January 16, 1996;(5)
  (xxxi)        --   Loan and financing agreement between Blue II, MEDCO, Signet and the Company;(6)
  (xxxii)       --   Promissory note;(6)
  (xxxiii)      --   $3,000,000 Economic Development Revenue Bond;(6)
  (xxxiv)       --   Construction contract between Blue II, Morgan Keller, Inc, and the Company;(6)
  (xxxv)        --   Lease Agreement between Blue II, LLC and the Company;(6)
  (xxxvi)       --   Loan and financing agreement between MEDCO, Signet and the Company;(6)
  (xxxvii)      --   Promissory note;(6)
  (xxxviii)     --   $1,500,000 Economic Development Revenue Bond;(6)
  (xxxix)       --   Loan and security agreement--$969,000 Bridge loan;(6)
  (xxxx)        --   Promissory note--bridge loan;(6)
  (xxxxi)       --   Filler/capper equipment;(6)
  (xxxxii)      --   Bottling line;(6)
  (xxxxiii)     --   Mechanical and electrical work;(6)
  (xxxxiv)      --   Phase I Industrial wastewater treatment;(6)
  (xxxxv)       --   Bottle supply;(6)
  (xxxxvi)      --   Interior fit out of new brewery office space;(6)
  (xxxxvii)     --   Blue II Forbearance Agreement;(7)
  (xxxxviii)    --   FBC Forbearance Agreement;(7)
  (xxxxix)      --   Agreement and Plan of Reorganization by and among Frederick Brewing Co., FBC Acquisition
                     Corporation and Wild Goose Brewery, Inc. dated December 15, 1997;(8)
  (l)           --   Asset Purchase Agreement by and between Brimstone Brewing Company and Frederick Brewing Co.
                     dated December 15, 1997;(8)
  (li)          --   Mutual and Reciprocal Final Release of all claims dated December 19, 1997;(8)
  (lii)         --   Loan Modification Agreement by and among First Union National Bank, Blue II, LLC, Robert
                     Schuerholz, Nicholas P. Foris, Edward D. Scott, and Vishnampet S. Jayanthimath dated March 30,
                     1997;(8) Vishnampet S. Jayanthimath dated March 30, 1997;(8)

  EXHIBIT
   NUMBER      DESCRIPTION
------------   ------------------------------------------------------------------------------------------------------
  (liii)        --   Loan Modification Agreement by and between First Union National Bankand Frederick Brewing
                     Co.;(8)
  (liv)         --   Loan Agreement between U.S. Small Business Administration and the Company;(3)
  (lv)          --   Financial Public Relations Agreement by and between I.W. Miller Group, Inc. and Frederick
                     Brewing Co. Dated effective June 12, 1998.(11)
  (lv)          --   Form of Subscription Agreement by and between Purchser of Series F Preferred Stock and the
                     Company dated September 3, 1998;(12)
  (lvi)              Contract Brewing Agreement by and between MOJO Highway Brewing Company, LLC and Frederick
                     Brewing Co. dated June 19, 1998.(11)
  (lvi)         --   Form of Common Stock Purchase Warrant issued to Warrantholder by the Company dated September 3,
                     1998;(12)
  (lvii)        --   Operating Agreement by and between MOJO Highway Brewing Company and Frederick Brewing Co. dated
                     June 19, 1998.(11)
11              --   Calculation of Net Loss Per Share.(8),(9)
16              --   Letter from McLean, Koehler, Sparks & Hammond dated December 12, 1995 to the Company regarding change in certifying accountants.(1)
21              --   Subsidiaries of Small Business Issuer: Wild Goose Brewery, Inc., a Maryland corporation
                     Brimstone Brewing Co., a Maryland corporation.
23              --   (i) Consent of Counsel.(13)
                --   (ii) Consent of Coopers & Lybrand L.L.P., independent accountants.(13)
24              --   Power of Attorney is contained in the signature page to this Registration Statement.(12)

------------------
 (1) Incorporated by reference from Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (2) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-25743.

 (3) Incorporated by reference to exhibit 10(I) to the Company's Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 1997.

 (4) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-35655.

 (5) Incorporated by reference to such exhibit as filed with the Company's Form SB-2 filed with the SEC on December 12, 1995.

 (6) Incorporated by reference to such exhibit as filed with the Company's Form 10-QSB, Quarterly Report, filed with the SEC on June 30, 1996.

 (7) Incorporated by reference from Form 8-K, Current Report, filed with the SEC on February 27, 1997.

 (8) Incorporated by reference to such exhibit as filed with the Company's Form 10-KSB for the year ended December 31, 1997.

 (9) Incorporated by reference from the Company's Form 10-QSB for the quarter ended March 31, 1998.

(10) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-54013.

(11) Incorporated by reference to such exhibit as filed with the Company's 10-QSB for the quarter ended June 30, 1998.

(12) Filed herewith.

(13) To be filed by amendment.